As filed with the Securities and Exchange Commission on December 18, 2007
Registration No. 333-
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FINISAR CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	3674	77-0398779
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code number)	(I.R.S. Employer Identification No.)

1389 Moffett Park Drive
Sunnyvale, California 94089
(408) 548-1000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jerry S. Rawls
Chief Executive Officer
Finisar Corporation
1389 Moffett Park Drive
Sunnyvale, California 94089
(408) 548-1000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

STEPHEN K. WORKMAN Senior Vice President, Finance, Chief Financial Officer and Secretary Finisar Corporation 1389 Moffett Park Drive Sunnyvale, California 94089 (408) 548-1000	DENNIS C. SULLIVAN, ESQ. JOE C. SORENSON, ESQ. DLA Piper US LLP 2000 University Avenue East Palo Alto, California 94303-2248 (650) 833-2000
Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum		Amount of
Title of Each Class of	Amount to be	Offering Price Per	Proposed Maximum	Registration
Securities to be Registered	Registered	Share(1)	Aggregate Offering Price(1)	Fee(2)
2 1/2% Convertible Senior Subordinated Notes due 2010	$100,000,000(1)	100%(2)(3)	$100,000,000(2)	$3,070
Common Stock, $0.001 par value	12,308,725 shares(4)			— (5)

(1)	Represents the aggregate principal amount of the notes issued by the Registrant.
(2)	Estimated solely for the purpose of calculating the Registration Fee pursuant to Rule 457(i) under the Securities Act of 1933, as amended.
(3)	Exclusive of accrued interest, if any.
(4)	Such number represents the number of shares of common stock as are initially issuable upon conversion of the 2 1/2% Convertible Senior Subordinated Notes due 2010 registered hereby. In addition, pursuant to Rule 416 under the Securities Act of 1933 as amended, the amount of common stock registered hereby also includes such indeterminate number of shares of common stock as may be issued from time to time upon conversion of the notes as a result of the antidilution provisions thereof.
(5)	No additional consideration will be received for the common stock and therefore, pursuant to Rule 457(i), no registration fee is required for these shares.
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

SUBJECT TO COMPLETION, DATED DECEMBER 18, 2007

$100,000,000

Finisar Corporation

2 1/2% Convertible Senior Subordinated Notes due 2010 and the Common Stock Issuable Upon Conversion of the Notes

We issued the 2 1/2% convertible senior subordinated notes due 2010, hereafter referred to as “the notes” or “the senior notes,” in a private placement in October 2006 in a series of exchange transactions pursuant to which $100 million in principal amount of our outstanding 2 1/2% convertible subordinated notes due 2010 were exchanged for the notes. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes. We will receive no part of the proceeds of the sale of the shares offered in this prospectus. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling securityholders will be borne by the selling securityholders None of the securities offered pursuant to this prospectus have been registered prior to the filing of the registration statement of which this prospectus is a part.

Finisar pays interest on the notes on April 15 and October 15 of each year. The notes will mature on October 15, 2010.

The notes are convertible, at the option of the holder, to the extent the conversion value of the notes is greater than the principal amount, at any time on or prior to maturity into shares of Finisar’s common stock upon certain specified circumstances described in this prospectus. The notes are convertible at a conversion price of approximately $3.28 per share, which is equal to a conversion rate of 304.9055 shares per $1,000 principal amount of notes, subject to adjustment. Upon conversion, holders will receive cash for up to the principal amount of the converted notes and shares of Finisar common stock determined in the manner described in this prospectus.

Holders of the notes have the right to require Finisar to repurchase the notes upon the occurrence of a change in control, as described in this prospectus, at a repurchase price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. Finisar may choose to pay the repurchase price of such notes in cash, shares of common stock (valued as described in this prospectus) or a combination thereof.

Finisar may redeem some or all of the notes at any time at the redemption prices described in this prospectus.

The notes are Finisar’s general unsecured obligations and are subordinated to all of Finisar’s existing and future senior indebtedness and will be effectively subordinated to all of the indebtedness and liabilities of Finisar’s subsidiaries. The indenture governing the notes does not limit the incurrence by Finisar or its subsidiaries of senior indebtedness or other indebtedness. The notes will, however, rank senior in right of payment to our 5 1/4% convertible subordinated notes due 2008 and our 2 1/2% convertible subordinated notes due 2010.

The notes are eligible for trading in the PORTAL Market. Our common stock is traded on the Nasdaq Global Select Market under the symbol “FNSR.” On December 17, 2007, the closing price of our common stock on the Nasdaq Global Select Market was $1.43 per share.

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

The selling securityholders and any brokers executing selling orders on behalf of the selling securityholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. Commissions received by a broker executing selling orders may be deemed to be underwriting commissions under the Securities Act.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is          , 2007.

We incorporate by reference important information into this prospectus. You may obtain the information incorporated by reference without charge by following the instructions under “Where You Can Find Additional Information.” You should carefully read this prospectus, as well as additional information described under “Incorporation of Certain Information by Reference,” before deciding to invest of our securities.

The terms “Finisar,” “we,” “us,” “our,” and the “company,” as used in this prospectus, refer to Finisar Corporation and its consolidated subsidiaries.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling securityholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Finisar is a registered trademark of Finisar Corporation. This prospectus contains product names, trade names and trademarks of Finisar and other organizations.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus and in the documents incorporated by reference constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We use words like “anticipates”, “believes”, “plans”, “expects”, “future”, “intends” and similar expressions to identify these forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events; however, our business and operations are subject to a variety of risks and uncertainties, including those listed under “Risk Factors” and elsewhere in this prospectus, and, consequently, actual results may materially differ from those projected by any forward-looking statements. You should not place undue reliance on these forward-looking statements since they may not occur. Factors that could cause actual results to differ from those projected include, but are not limited to, the following:

•	uncertainty regarding our future operating results;

•	our ability to introduce new products in a cost-effective manner that are accepted in the marketplace;

•	delays or loss of sales due to long product qualification cycles for our products;

•	the possibility of lower prices, reduced gross margins and loss of market share due to increased competition;

•	increased demands on our resources due to the integration of companies and product lines that we may acquire;

•	cost reductions related to our current or future operations which may further reduce our available resources and negatively impact our competitive market position; and

•	the sufficiency of cash flow to meet our debt service obligations and the potential dilution that would result from the conversion of our outstanding subordinated convertible notes.

ii

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. You should read the entire prospectus and the documents incorporated by reference in this prospectus carefully before investing in our notes or shares of common stock issuable upon conversion of the notes.

Finisar Corporation

We are a leading provider of optical subsystems and components that connect local area networks, or LANs, storage area networks, or SANs, and metropolitan area networks, or MANs. Our optical subsystems consist primarily of transceivers which provide the fundamental optical-electrical interface for connecting the equipment used in building these networks. These products rely on the use of semiconductor lasers in conjunction with integrated circuit design and novel packaging technology to provide a cost-effective means for transmitting and receiving digital signals over fiber optic cable using a wide range of network protocols, transmission speeds and physical configurations over distances of 70 meters to 200 kilometers. Our line of optical components consists primarily of packaged lasers and photodetectors used in transceivers, primarily for LAN and SAN applications. Our manufacturing operations are vertically integrated and include internal manufacturing, assembly and test capability. We sell our optical subsystem and component products to manufacturers of storage and networking equipment such as Brocade, Cisco Systems, EMC, Emulex, Hewlett-Packard Company, Huawei and Qlogic.

We also provide network performance test and monitoring systems primarily to leading storage equipment manufacturers such as Brocade, EMC, Emulex, Hewlett-Packard Company, and Qlogic for testing and validating equipment designs and, to a lesser degree, to operators of networking and storage data centers for testing, monitoring and troubleshooting the performance of their installed systems.

We were incorporated in California in April 1987 and reincorporated in Delaware in November 1999. Our principal executive offices are located at 1389 Moffett Park Drive, Sunnyvale, California 94089, and our telephone number at that location is (408) 548-1000. Our website is located at www.finisar.com. Information on our website is not a part of this prospectus.

The Offering

The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the notes see “Description of Notes” in this prospectus.

Issuer	Finisar Corporation

Securities Offered	$100,000,000 aggregate principal amount of 2 1/2% convertible senior subordinated notes due 2010 and shares of common stock issuable upon conversion of the notes.

Maturity of Notes	October 15, 2010

Interest on Notes	2 1/2% per year on the principal amount, payable semiannually on April 15 and October 15.

Conversion Rights	The notes are convertible, at the option of the holder, on or prior to the close of business on the final maturity date into shares of our common stock upon certain specified circumstances, including (1) during any calendar quarter in which the volume weighted average price per share of our common stock exceeds 150% of the conversion price for a specified duration of time, (2) during any five trading day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of notes was less than 98% of the product of the closing price of our common stock for each day in that period and the conversion rate per $1,000 principal amount of the notes, (3) if specified distributions to holders of our common stock occur, (4) if the notes have been called for redemption and the redemption has not yet occurred, (5) if a change in control occurs or is anticipated to occur, or (6) at any time 60 days prior to, but excluding, the maturity date. The initial price of the notes is $3.28 per share, which is equivalent to a conversion rate of 304.9055 shares of common stock per $1,000 principal amount of notes. Upon conversion of each $1,000 principal amount of notes, the holders will receive: (A) cash and (B) to the extent the conversion value of the note is greater than $1,000, shares of common stock, determined in the manner set forth in this prospectus. See “Description of Notes — Conversion Rights.”

Make Whole Premium Upon Change in Control	If a change in control as described below under “Description of Notes — Repurchase at Option of Holders Upon a Change of Control” occurs prior to the final maturity date of the notes, we will pay, to the extent described in this prospectus, a make whole premium on notes converted in connection with the change in control by increasing the conversion rate applicable to the notes. The amount of the increase in the applicable conversion rate, if any, will be based on our common stock price and the effective date of the change in control. A description of how the increase in the applicable conversion rate will be determined and a table showing the increase that would apply at various common stock prices and designated event effective dates are set forth under “Description of Notes — Make Whole Premium Upon Change in Control.”

Ranking	The notes are unsecured indebtedness, but subordinated to all of our existing and future Senior Indebtedness (as defined under “Description of Notes — Subordination of Notes”) and effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. Because the notes are subordinated, in the event of bankruptcy, liquidation, dissolution or acceleration of payment on the Senior Indebtedness, holders of the notes will not receive any payment until holders of the Senior Indebtedness have been paid in full. The notes will, however, rank senior in right of payment to our 5 1/4% convertible subordinated notes due 2008 and our 2 1/2 convertible subordinated notes due 2010, except to the extent of the U.S. government securities pledged for the exclusive benefit of the holders of the 2 1/2% convertible subordinated notes due 2010. The indenture does not limit the incurrence by us or our subsidiaries of Senior Indebtedness or other indebtedness. As of October 28, 2007, we had approximately $39.6 million Senior Indebtedness.

Optional Redemption	We are entitled to redeem some or all of the notes at any time, at a redemption price equal to 100% of the principal amount of notes being redeemed, plus accrued and unpaid interest, if any, on such notes to, but excluding, the redemption date, if the closing price of our common stock has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day immediately preceding the date of mailing notice to holders of such optional redemption.

Optional Repurchase Upon a Change in Control	Upon a change in control, as described in this prospectus, each holder of the notes will have the right to require us to repurchase some or all of such holder’s notes at a repurchase price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest, if any, on such notes to, but excluding, the repurchase date. We may, at our option, elect to pay the change of control purchase price in cash, shares of our common stock valued at 95% of the average of the closing prices of our common stock for the five trading days immediately preceding and including the third trading day prior to the date we are required to repurchase the notes, or a combination thereof. We cannot pay the change in control purchase price in common stock unless we satisfy the conditions described in the indenture under which the notes have been issued. See “Description of Notes — Repurchase at Option of Holders Upon a Change in Control.”

DTC Eligibility	The notes have been issued in fully registered form. The notes are represented by one or more global notes, deposited with the trustee as custodian for The Depository Trust Company, or DTC, and registered in the name of Cede & Co., DTC’s nominee. Beneficial interests in the global notes will be shown on, and transfers will be effected only through, records maintained by DTC and its participants. See “Description of Notes — Global Notes; Book- Entry; Form.”

Registration Rights	We have agreed to use our best efforts to keep the registration statement, of which this prospectus forms a part, effective until two years after the latest date on which we issued the notes (or such earlier date when the holders of the notes and the common stock issuable upon conversion of the notes are able to sell their securities immediately pursuant to Rule 144(k) under the Securities Act of 1933, as amended, or the Securities Act). If we do not comply with these registration obligations, we will be required, subject to exceptions, to pay additional interest in the form of liquidated damages to the holders of the notes. See “Description of Notes — Registration Rights.”

Use of Proceeds	We will not receive any of the proceeds from the sale by any selling securityholders of the notes or the underlying common stock.

Trading	The notes are eligible for trading in the PORTAL market; however, we cannot predict whether an active trading market for the notes will develop or, if such market develops, how liquid it will be. Our common stock is quoted on the Nasdaq Global Select Market under the symbol “FNSR.”

Pending Litigation Regarding the Notes	The trustee for all of our outstanding convertible subordinated notes has, including the notes which are the subject of this prospectus, notified us that, in the opinion of the trustee, we are in default under the indentures governing the respective series of notes as a result of our failure to timely file periodic reports with the Securities and Exchange Commission (the “SEC”). Although neither the trustee nor the holders of any of the notes have declared the unpaid principal, and accrued interest, on any of the notes to be due and payable, the trustee has stated in its notices that it reserves the right to exercise all available remedies, which would include acceleration of the notes. We do not believe that we were in default under the terms of the indentures on the basis that the plain language of each indenture requires only that we file with the trustee reports that have actually been filed with the SEC and that, since the reports in question had not been filed with the SEC at the time of the trustee’s notices, we were under no obligation to file them with the trustee. In anticipation of the assertion by the Trustee or the noteholders that “Events of Default” had occurred, and a potential attempt to accelerate payment on one or more series of the notes, we instituted litigation seeking a judicial declaration that we are not in default under the indentures. We have since filed all of our previously-delayed periodic reports with the SEC. Nevertheless, this litigation remains pending, and should we be unsuccessful in this litigation, the trustee or the noteholders could attempt to accelerate payment on one or more series of the notes. As of October 31, 2007, there was $250.3 million in aggregate principal amount of notes outstanding and an aggregate of approximately $558,000 in accrued interest.

Risk Factors	See “Risk Factors” and other information in this prospectus for a discussion of factors you should consider carefully before deciding to invest in the notes or shares of common stock issuable upon conversion of the notes.

RISK FACTORS

An investment in the securities offered by this prospectus involves a high degree of risk. You should carefully consider the following factors and other information in this prospectus and in the documents incorporated by reference in this prospectus before deciding to purchase shares of our common stock. If any of these risks occur, our business could be harmed, the trading price of our stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

We have incurred significant net losses, our future revenues are inherently unpredictable, our operating results are likely to fluctuate from period to period, and if we fail to meet the expectations of securities analysts or investors, our stock price could decline significantly.

We incurred net losses of $45.4 million, $33.0 million and $117.7 million in our fiscal years ended April 30, 2007, 2006 (as restated) and 2005 (as restated), respectively. Our operating results for future periods are subject to numerous uncertainties, and we cannot assure you that we will be able to achieve or sustain profitability on a consistent basis.

Our quarterly and annual operating results have fluctuated substantially in the past and are likely to fluctuate significantly in the future due to a variety of factors, some of which are outside of our control. Accordingly, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indications of future performance. Some of the factors that could cause our quarterly or annual operating results to fluctuate include market acceptance of our products, market demand for the products manufactured by our customers, the introduction of new products and manufacturing processes, manufacturing yields, competitive pressures and customer retention.

We may experience a delay in generating or recognizing revenues for a number of reasons. Orders at the beginning of each quarter typically represent a small percentage of expected revenues for that quarter and are generally cancelable at any time. Accordingly, we depend on obtaining orders during each quarter for shipment in that quarter to achieve our revenue objectives. Failure to ship these products by the end of a quarter may adversely affect our operating results. Furthermore, our customer agreements typically provide that the customer may delay scheduled delivery dates and cancel orders within specified timeframes without significant penalty. Because we base our operating expenses on anticipated revenue trends and a high percentage of our expenses are fixed in the short term, any delay in generating or recognizing forecasted revenues could significantly harm our business. It is likely that in some future quarters our operating results will again decrease from the previous quarter or fall below the expectations of securities analysts and investors. In this event, it is likely that the trading price of our common stock would significantly decline.

We may have insufficient cash flow to meet our debt service obligations, including payments due on our subordinated convertible notes

We will be required to generate cash sufficient to conduct our business operations and pay our indebtedness and other liabilities, including all amounts due on our outstanding 2 1/2% convertible senior subordinated notes due 2010 totaling $100 million, our 2 1/2% convertible subordinated notes due 2010 totaling $50 million, and our 5 1/4% convertible subordinated notes due 2008 totaling $100 million. In addition, the $100 million in principal amount of our 2 1/2% convertible senior subordinated notes that mature in October 2010 include a net share settlement feature under which we are required to pay the principal portion of the notes in cash upon conversion. We may not be able to cover our anticipated debt service obligations from our cash flow. This may materially hinder our ability to make payments on the notes. Our ability to meet our future debt service obligations will depend upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control. Accordingly, we cannot assure you that we will be able to make required principal and interest payments on the notes when due.

If we are unsuccessful in pending litigation, our payment obligations under our outstanding convertible subordinated notes could be accelerated

The trustee for all of our outstanding convertible subordinated notes has, including the notes which are the subject of this prospectus, notified us that, in the opinion of the trustee, we are in default under the indentures governing the respective series of notes as a result of our failure to timely file periodic reports with the Securities and Exchange Commission (the “SEC”). Although neither the trustee nor the holders of any of the notes have declared the unpaid principal, and accrued interest, on any of the notes to be due and payable, the trustee has stated in its notices that it reserves the right to exercise all available remedies, which would include acceleration of the notes. We do not believe that we were in default under the terms of the indentures on the basis that the plain language of each indenture requires only that we file with the trustee reports that have actually been filed with the SEC and that, since the reports in question had not been filed with the SEC at the time of the trustee’s notices, we were under no obligation to file them with the trustee. In anticipation of the assertion by the Trustee or the noteholders that “Events of Default” had occurred, and a potential attempt to accelerate payment on one or more series of the notes, we instituted litigation seeking a judicial declaration that we are not in default under the indentures. We have since filed all of our previously-delayed periodic reports with the SEC. Nevertheless, this litigation remains pending and should we be unsuccessful in this litigation, the trustee or the noteholders could attempt to accelerate payment on one or more series of the notes. As of October 31, 2007, there was $250.3 million in aggregate principal amount of notes outstanding and an aggregate of approximately $558,000 in accrued interest.

We may not be able to obtain additional capital in the future, and failure to do so may harm our business

We believe that our existing balances of cash, cash equivalents and short-term investments will be sufficient to meet our cash needs for working capital and capital expenditures for at least the next 12 months, unless our payment obligations under our outstanding convertible subordinated notes is accelerated. We may, however, require additional financing to fund our operations in the future or to repay the principal of our outstanding convertible subordinated notes. Due to the unpredictable nature of the capital markets, particularly in the technology sector, we cannot assure you that we will be able to raise additional capital if and when it is required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, or is not available on favorable terms, we could be required to significantly reduce or restructure our business operations.

Failure to accurately forecast our revenues could result in additional charges for obsolete or excess inventories or non-cancelable purchase commitments

We base many of our operating decisions, and enter into purchase commitments, on the basis of anticipated revenue trends which are highly unpredictable. Some of our purchase commitments are not cancelable, and in some cases we are required to recognize a charge representing the amount of material or capital equipment purchased or ordered which exceeds our actual requirements. In the past, we have sometimes experienced significant growth followed by a significant decrease in customer demand such as occurred in fiscal 2001, when revenues increased by 181% followed by a decrease of 22% in fiscal 2002. Based on projected revenue trends during these periods, we acquired inventories and entered into purchase commitments in order to meet anticipated increases in demand for our products which did not materialize. As a result, we recorded significant charges for obsolete and excess inventories and non-cancelable purchase commitments which contributed to substantial operating losses in fiscal 2002. Should revenue in future periods again fall substantially below our expectations, or should we fail again to accurately forecast changes in demand mix, we could be required to record additional charges for obsolete or excess inventories or non-cancelable purchase commitments.

If we encounter sustained yield problems or other delays in the production or delivery of our internally-manufactured components or in the final assembly and test of our transceiver products, we may lose sales and damage our customer relationships

Our manufacturing operations are highly vertically integrated. In order to reduce our manufacturing costs, we have acquired a number of companies, and business units of other companies, that manufacture optical components incorporated in our optical subsystem products and have developed our own facilities for the final assembly and testing of our products. For example, we design and manufacture many critical components including all of the short wavelength VCSEL lasers incorporated in transceivers used for LAN/SAN applications at our wafer fabrication facility in Allen, Texas and manufacture a portion of our internal requirements for longer wavelength lasers at our wafer fabrication facility located in Fremont, California. We assemble and test most of our transceiver products at our facility in Ipoh, Malaysia. As a result of this vertical integration, we have become increasingly dependent on our internal production capabilities. The manufacture of critical components, including the fabrication of wafers, and the assembly and testing of our products, involve highly complex processes. For example, minute levels of contaminants in the manufacturing environment, difficulties in the fabrication process or other factors can cause a substantial portion of the components on a wafer to be nonfunctional. These problems may be difficult to detect at an early stage of the manufacturing process and often are time-consuming and expensive to correct. From time to time, we have experienced problems achieving acceptable yields at our wafer fabrication facilities, resulting in delays in the availability of components. Poor manufacturing yields over a prolonged period of time could adversely affect our ability to deliver our subsystem products to our customers and could also affect our sale of components to customers in the merchant market. Our inability to supply enough lasers or other key components to meet our internal needs could harm our relationships with customers and have an adverse effect on our business.

We may lose sales if our suppliers or independent contractors fail to meet our needs

We currently purchase several key components used in the manufacture of our products from single or limited sources, and we rely on a single independent contract manufacturer to supply us with certain key subassemblies, including printed circuit boards. We depend on these sources to meet our production needs. Moreover, we depend on the quality of the components and subassemblies that they supply to us, over which we have limited control. We have encountered shortages and delays in obtaining components in the past and expect to encounter additional shortages and delays in the future. If we cannot supply products due to a lack of components, or are unable to redesign products with other components in a timely manner, our business will be significantly harmed. We generally have no long-term contracts with any of our component suppliers or contract manufacturers. As a result, a supplier or contract manufacturer can discontinue supplying components or subassemblies to us without penalty. If a supplier were to discontinue supplying a key component, our business may be harmed by the resulting product manufacturing and delivery delays. We are also subject to potential delays in the development by our suppliers of key components which may affect our ability to introduce new products. Similarly, disruptions in the services provided by our contract manufacturers or the transition to other suppliers of these services could lead to supply chain problems or delays in the delivery of our products. These problems or delays could damage our relationships with our customers and adversely affect our business.

We use rolling forecasts based on anticipated product orders to determine our component and subassembly requirements. Lead times for materials and components that we order vary significantly and depend on factors such as specific supplier requirements, contract terms and current market demand for particular components. If we overestimate our component requirements, we may have excess inventory, which would increase our costs. If we underestimate our component requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Any of these occurrences would significantly harm our business.

We are dependent on widespread market acceptance of two product families, and our revenues will decline if the market does not continue to accept either of these product families

We currently derive substantially all of our revenue from sales of our optical subsystems and components and network test and monitoring systems. We expect that revenue from these products will continue to account for substantially all of our revenue for the foreseeable future. Accordingly, widespread acceptance of these products is critical to our future success. If the market does not continue to accept either our optical subsystems and components or our network test and monitoring systems, our revenues will decline significantly. Factors that may affect the market acceptance of our products include the continued growth of the markets for LANs, SANs and MANs and, in particular, Gigabit Ethernet and Fibre Channel-based technologies, as well as the performance, price and total cost of ownership of our products and the availability, functionality and price of competing products and technologies.

Many of these factors are beyond our control. In addition, in order to achieve widespread market acceptance, we must differentiate ourselves from our competition through product offerings and brand name recognition. We cannot assure you that we will be successful in making this differentiation or achieving widespread acceptance of our products. Failure of our existing or future products to maintain and achieve widespread levels of market acceptance will significantly impair our revenue growth.

We depend on large purchases from a few significant customers, and any loss, cancellation, reduction or delay in purchases by these customers could harm our business

A small number of customers have consistently accounted for a significant portion of our revenues. For example, sales to our top five customers represented 42% of our revenues in fiscal 2007. Our success will depend on our continued ability to develop and manage relationships with significant customers. Although we are attempting to expand our customer base, we expect that significant customer concentration will continue for the foreseeable future.

The markets in which we sell our optical subsystems and components products are dominated by a relatively small number of systems manufacturers, thereby limiting the number of our potential customers. Our dependence on large orders from a relatively small number of customers makes our relationship with each customer critically important to our business. We cannot assure you that we will be able to retain our largest customers, that we will be able to attract additional customers or that our customers will be successful in selling their products that incorporate our products. We have in the past experienced delays and reductions in orders from some of our major customers. In addition, our customers have in the past sought price concessions from us, and we expect that they will continue to do so in the future. Cost reduction measures that we have implemented over the past several years, and additional action we may take to reduce costs, may adversely affect our ability to introduce new and improved products which may, in turn, adversely affect our relationships with some of our key customers. Further, some of our customers may in the future shift their purchases of products from us to our competitors or to joint ventures between these customers and our competitors. The loss of one or more of our largest customers, any reduction or delay in sales to these customers, our inability to successfully develop relationships with additional customers or future price concessions that we may make could significantly harm our business.

Because we do not have long-term contracts with our customers, our customers may cease purchasing our products at any time if we fail to meet our customers’ needs

Typically, we do not have long-term contracts with our customers. As a result, our agreements with our customers do not provide any assurance of future sales. Accordingly:

•	our customers can stop purchasing our products at any time without penalty;

•	our customers are free to purchase products from our competitors; and

•	our customers are not required to make minimum purchases.

Sales are typically made pursuant to individual purchase orders, often with extremely short lead times. If we are unable to fulfill these orders in a timely manner, it is likely that we will lose sales and customers.

Our market is subject to rapid technological change, and to compete effectively we must continually introduce new products that achieve market acceptance

The markets for our products are characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards with respect to the protocols used in data communications networks. We expect that new technologies will emerge as competition and the need for higher and more cost-effective bandwidth increases. Our future performance will depend on the successful development, introduction and market acceptance of new and enhanced products that address these changes as well as current and potential customer requirements. For example, we expect the SAN market to begin migrating from 4 Gbps to 8 Gbps product solutions in fiscal 2008 and that our ability to achieve sustained revenue growth in the markets for LAN, MAN and telecom applications will depend to a large extent on our ability to successfully develop and introduce new 10 Gbps transceiver and transponder solutions during this same period. The introduction of new and enhanced products may cause our customers to defer or cancel orders for existing products. In addition, a slowdown in demand for existing products ahead of a new product introduction could result in a write-down in the value of inventory on hand related to existing products. We have in the past experienced a slowdown in demand for existing products and delays in new product development and such delays may occur in the future. To the extent customers defer or cancel orders for existing products due to a slowdown in demand or in the expectation of a new product release or if there is any delay in development or introduction of our new products or enhancements of our products, our operating results would suffer. We also may not be able to develop the underlying core technologies necessary to create new products and enhancements, or to license these technologies from third parties. Product development delays may result from numerous factors, including:

•	changing product specifications and customer requirements;

•	unanticipated engineering complexities;

•	expense reduction measures we have implemented, and others we may implement, to conserve our cash and attempt to achieve and sustain profitability;

•	difficulties in hiring and retaining necessary technical personnel;

•	difficulties in reallocating engineering resources and overcoming resource limitations; and

•	changing market or competitive product requirements.

The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. We cannot assure you that we will be able to identify, develop, manufacture, market or support new or enhanced products successfully, if at all, or on a timely basis. Further, we cannot assure you that our new products will gain market acceptance or that we will be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards. Any failure to respond to technological change would significantly harm our business.

Continued competition in our markets may lead to a reduction in our prices, revenues and market share.

The end markets for optical products have experienced significant industry consolidation during the past few years while the industry that supplies these customers has not. As a result, the markets for optical subsystems and components and network test and monitoring systems for use in LANs, SANs and MANs are highly competitive. Our current competitors include a number of domestic and international companies, many of which have substantially greater financial, technical, marketing and distribution resources and brand name recognition than we have. We may not be able to compete successfully against either current or future competitors. Increased competition could result in significant price erosion, reduced revenue, lower margins or loss of market share, any of which would significantly harm our business. For optical subsystems, we compete primarily with Avago Technologies, JDS Uniphase, Intel, Opnext, Optium, Sumitomo and a number of smaller vendors. For network test and monitoring systems, we compete primarily with Agilent Technologies and LeCroy. Our competitors continue to introduce improved products and we will have to do the same to remain competitive.

Decreases in average selling prices of our products may reduce gross margins

The market for optical subsystems is characterized by declining average selling prices resulting from factors such as increased competition, overcapacity, the introduction of new products and increased unit volumes as manufacturers continue to deploy network and storage systems. We have in the past experienced, and in the future may experience, substantial period-to-period fluctuations in operating results due to declining average selling prices. We anticipate that average selling prices will decrease in the future in response to product introductions by competitors or us, or by other factors, including price pressures from significant customers. Therefore, in order to achieve and sustain profitable operations, we must continue to develop and introduce on a timely basis new products that incorporate features that can be sold at higher average selling prices. Failure to do so could cause our revenues and gross margins to decline, which would result in additional operating losses and significantly harm our business.

We may be unable to reduce the cost of our products sufficiently to enable us to compete with others. Our cost reduction efforts may not allow us to keep pace with competitive pricing pressures and could adversely affect our margins. In order to remain competitive, we must continually reduce the cost of manufacturing our products through design and engineering changes. We may not be successful in redesigning our products or delivering our products to market in a timely manner. We cannot assure you that any redesign will result in sufficient cost reductions to allow us to reduce the price of our products to remain competitive or improve our gross margins.

Shifts in our product mix may result in declines in gross margins

Our gross profit margins vary among our product families, and are generally higher on our network test and monitoring systems than on our optical subsystems and components. Our optical products sold for longer distance MAN and telecom applications typically have higher gross margins than our products for shorter distance LAN or SAN applications. Our gross margins are generally lower for newly introduced products and improve as unit volumes increase. Our overall gross margins have fluctuated from period to period as a result of shifts in product mix, the introduction of new products, decreases in average selling prices for older products and our ability to reduce product costs, and these fluctuations are expected to continue in the future.

Our customers often evaluate our products for long and variable periods, which causes the timing of our revenues and results of operations to be unpredictable

The period of time between our initial contact with a customer and the receipt of an actual purchase order may span a year or more. During this time, customers may perform, or require us to perform, extensive and lengthy evaluation and testing of our products before purchasing and using them in their equipment. Our customers do not typically share information on the duration or magnitude of these qualification procedures. The length of these qualification processes also may vary substantially by product and customer, and, thus, cause our results of operations to be unpredictable. While our potential customers are qualifying our products and before they place an order with us, we may incur substantial research and development and sales and marketing expenses and expend significant management effort. Even after incurring such costs we ultimately may not sell any products to such potential customers. In addition, these qualification processes often make it difficult to obtain new customers, as customers are reluctant to expend the resources necessary to qualify a new supplier if they have one or more existing qualified sources. Once our products have been qualified, the agreements that we enter into with our customers typically contain no minimum purchase commitments. Failure of our customers to incorporate our products into their systems would significantly harm our business.

We depend on facilities located outside of the United States to manufacture a substantial portion of our products, which subjects us to additional risks

In addition to our principal manufacturing facility in Malaysia, we operate smaller facilities in China and Singapore and rely on two contract manufacturers located in Asia for our supply of key subassemblies. Each of these facilities and manufacturers subjects us to additional risks associated with international manufacturing, including:

•	unexpected changes in regulatory requirements;

•	legal uncertainties regarding liability, tariffs and other trade barriers;

•	inadequate protection of intellectual property in some countries;

•	greater incidence of shipping delays;

•	greater difficulty in overseeing manufacturing operations;

•	greater difficulty in hiring talent needed to oversee manufacturing operations;

•	potential political and economic instability; and

•	the outbreak of infectious diseases such as severe acute respiratory syndrome, or SARS, which could result in travel restrictions or the closure of our facilities or the facilities of our customers and suppliers.

Any of these factors could significantly impair our ability to source our contract manufacturing requirements internationally.

Our future operating results may be subject to volatility as a result of exposure to foreign exchange risks.

We are exposed to foreign exchange risks. Foreign currency fluctuations may affect both our revenues and our costs and expenses and significantly affect our operating results. Prices for our products are currently denominated in U.S. dollars for sales to our customers throughout the world. If there is a significant devaluation of the currency in a specific country relative to the dollar, the prices of our products will increase relative to that country’s currency, our products may be less competitive in that country and our revenues may be adversely affected.

Although we price our products in U.S. dollars, portions of both our cost of revenues and operating expenses are incurred in foreign currencies, principally the Malaysian ringit and the Chinese yuan. As a result, we bear the risk that the rate of inflation in one or more countries will exceed the rate of the devaluation of that country’s currency in relation to the U.S. dollar, which would increase our costs as expressed in U.S. dollars. To date, we have not engaged in currency hedging transactions to decrease the risk of financial exposure from fluctuations in foreign exchange rates.

Our business and future operating results are subject to a wide range of uncertainties arising out of the continuing threat of terrorist attacks and ongoing military actions in the Middle East

Like other U.S. companies, our business and operating results are subject to uncertainties arising out of the continuing threat of terrorist attacks on the United States and ongoing military actions in the Middle East, including the economic consequences of the war in Iraq or additional terrorist activities and associated political instability, and the impact of heightened security concerns on domestic and international travel and commerce. In particular, due to these uncertainties we are subject to:

•	increased risks related to the operations of our manufacturing facilities in Malaysia;

•	greater risks of disruption in the operations of our China and Singapore facilities and our Asian contract manufacturers and more frequent instances of shipping delays; and

•	the risk that future tightening of immigration controls may adversely affect the residence status of non-U.S. engineers and other key technical employees in our U.S. facilities or our ability to hire new non-U.S. employees in such facilities.

Past and future acquisitions could be difficult to integrate, disrupt our business, dilute stockholder value and harm our operating results

Since October 2000, we have completed the acquisition of ten privately-held companies and certain businesses and assets from six other companies. We continue to review opportunities to acquire other businesses, product lines or technologies that would complement our current products, expand the breadth of our markets or enhance our technical capabilities, or that may otherwise offer growth opportunities, and we from time to time make proposals and offers, and take other steps, to acquire businesses, products and technologies.

Several of our past acquisitions have been material, and acquisitions that we may complete in the future may be material. In 12 of our 16 acquisitions, we issued common stock or notes convertible into common stock as all or a portion of the consideration. The issuance of stock in any future transactions would dilute our stockholders’ percentage ownership.

Other risks associated with acquiring the operations of other companies include:

•	problems assimilating the purchased operations, technologies or products;

•	unanticipated costs associated with the acquisition;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have no or limited prior experience; and

•	potential loss of key employees of purchased organizations.

Not all of our past acquisitions have been successful. During fiscal 2003, we sold some of the assets acquired in two prior acquisitions, discontinued a product line and closed one of our acquired facilities. As a result of these activities, we incurred significant restructuring charges and charges for the write-down of assets associated with those acquisitions. We cannot assure you that we will be successful in overcoming problems encountered in connection with future acquisitions, and our inability to do so could significantly harm our business. In addition, to the extent that the economic benefits associated with any of our acquisitions diminish in the future, we may be required to record additional write downs of goodwill, intangible assets or other assets associated with such acquisitions, which would adversely affect our operating results.

We have made and may continue to make strategic investments which may not be successful, may result in the loss of all or part of our invested capital and may adversely affect our operating results

Through fiscal 2007, we recorded minority equity investments in early-stage technology companies, totaling $52.4 million. Our investments in these early stage companies were primarily motivated by our desire to gain early access to new technology. We intend to review additional opportunities to make strategic equity investments in pre-public companies where we believe such investments will provide us with opportunities to gain access to important technologies or otherwise enhance important commercial relationships. We have little or no influence over the early-stage companies in which we have made or may make these strategic, minority equity investments. Each of these investments in pre-public companies involves a high degree of risk. We may not be successful in achieving the financial, technological or commercial advantage upon which any given investment is premised, and failure by the early-stage company to achieve its own business objectives or to raise capital needed on acceptable economic terms could result in a loss of all or part of our invested capital. In fiscal 2003, we wrote off $12.0 million in two investments which became impaired. In fiscal 2004, we wrote off $1.6 million in two additional investments, and in fiscal 2005, we wrote off $10.0 million in another investment. During fiscal 2006, we reclassified $4.2 million of an investment associated with the Infineon acquisition to goodwill as the investment was deemed to have no value. We may be required to write off all or a portion of the $11.3 million in such investments remaining on our balance sheet as of April 30, 2007 in future periods.

We face risks of regulatory actions and inquiries into our historical stock option grant practices and related accounting, which could require significant management time and attention, and that could have a material adverse effect on our business, results of operations and financial condition

As a result of our investigation into our historical stock option grant practices and the restatement of our prior financial statements, we may be subject to greater risks associated with litigation, regulatory proceedings and government inquiries and enforcement actions. We have voluntarily informed the SEC of the results of this investigation, and have been cooperating with, and continue to cooperate with, inquiries from the SEC. We are unable to predict what consequences, if any, that any inquiry by any regulatory agency may have on us. Any civil or criminal action commenced against us by a regulatory agency could result in administrative orders against us, the imposition of significant penalties and/or fines against us, and/or the imposition of civil or criminal sanctions against certain of our officers, directors and/or employees. Any regulatory action could result in the filing of additional restatements of our prior financial statements or require that we take other actions, and could divert management’s attention from other business concerns and harm our business.

We have been named as a party to derivative action lawsuits, and we may be named in additional litigation, all of which will require significant management time and attention and result in significant legal expenses and may result in an unfavorable outcome which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have been named as a nominal defendant in several purported shareholder derivative lawsuits concerning the granting of stock options. These cases have been consolidated into two proceedings pending in federal and state courts in California. The federal court cases have been consolidated in the United States District Court for the

Northern District of California. The state court cases have been consolidated in the Superior Court for the State of California for the County of Santa Clara. Plaintiffs in all cases have alleged that certain current or former officers and directors of the Company caused it to grant stock options at less than fair market value, contrary to our public statements (including statements in our financial statements), and that, as a result, those officers and directors are liable to the Company. No specific amount of damages has been alleged and, by the nature of the lawsuits no damages will be alleged, against the Company. On May 22, 2007, the state court granted our motion to stay the state court action pending resolution of the consolidated federal court action. On June 12, 2007, the plaintiffs in the federal court case filed an amended complaint to reflect the results of the stock option investigation announced by the Audit Committee in June 2007. On August 28, 2007, we and the individual defendants filed motions to dismiss the complaint. A hearing on the motions has been set for January 11, 2008. We cannot predict whether these actions are likely to result in any material recovery by, or expense to, us. We expect to continue to incur legal fees in responding to these lawsuits, including expenses for the reimbursement of legal fees of present and former officers and directors under indemnification obligations. The expense of defending such litigation may be significant. The amount of time to resolve these and any additional lawsuits is unpredictable and these actions may divert management’s attention from the day-to-day operations of our business, which could adversely affect our business, results of operations and cash flows.

We are subject to other pending legal proceedings

A securities class action lawsuit was filed on November 30, 2001 in the United States District Court for the Southern District of New York, purportedly on behalf of all persons who purchased our common stock from November 17, 1999 through December 6, 2000. The complaint named as defendants Finisar, certain of our current and former officers, and an investment banking firm that served as an underwriter for our initial public offering in November 1999 and a secondary offering in April 2000. The complaint, as subsequently amended, alleges violations of Sections 11 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(b) of the Securities Exchange Act of 1934. No specific damages are claimed. Similar allegations have been made in lawsuits relating to more than 300 other initial public offerings conducted in 1999 and 2000, which were consolidated for pretrial purposes. In October 2002, all claims against the individual defendants were dismissed without prejudice. On February 19, 2003, the Court denied defendants’ motion to dismiss the complaint. In July 2004, we and the individual defendants accepted a settlement proposal made to all of the issuer defendants. Under the terms of the settlement, the plaintiffs would dismiss and release all claims against participating defendants in exchange for a contingent payment guaranty by the insurance companies collectively responsible for insuring the issuers in all related cases, and the assignment or surrender to the plaintiffs of certain claims the issuer defendants may have against the underwriters. Under the guaranty, the insurers would be required to pay the amount, if any, by which $1 billion exceeds the aggregate amount ultimately collected by the plaintiffs from the underwriter defendants in all the cases. If the plaintiffs fail to recover $1 billion and payment is required under the guaranty, we would be responsible to pay our pro rata portion of the shortfall, up to the amount of the self-insured retention under our insurance policy, which may be up to $2 million. The timing and amount of payments that we could be required to make under the proposed settlement would depend on several factors, principally the timing and amount of any payment that the insurers may be required to make pursuant to the $1 billion guaranty. While the court was considering final approval of the settlement, the Second Circuit Court of Appeals vacated the class certification of plaintiffs’ claims against the underwriters in six cases designated as focus or test cases. All proceedings in all of the lawsuits have been stayed, and the plaintiffs and issuers have stated that they are prepared to discuss how the settlement might be amended or renegotiated to comply with the Second Circuit decision. There is no assurance that the settlement will be amended or renegotiated to comply with the Second Circuit’s ruling, and then approved. If the settlement is not amended or renegotiated and subsequently approved by the Court, we intend to defend the lawsuit vigorously. Because of the inherent uncertainty of litigation, however, we cannot predict its outcome. If, as a result of this dispute, we are required to pay significant monetary damages, our business would be substantially harmed.

Because of competition for technical personnel, we may not be able to recruit or retain necessary personnel

We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, technical, sales and marketing, finance and manufacturing personnel. In particular, we may need to increase the number of technical staff members with experience in high-speed networking applications as we further develop our product lines. Competition for these highly skilled employees in our industry is intense. Our failure to attract and retain these qualified employees could significantly harm our business. The loss of the services of any of our qualified employees, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel could hinder the development and introduction of and negatively impact our ability to sell our products. In addition, employees may leave our company and subsequently compete against us. Moreover, companies in our industry whose employees accept positions with competitors frequently claim that their competitors have engaged in unfair hiring practices. We have been subject to claims of this type and may be subject to such claims in the future as we seek to hire qualified personnel. Some of these claims may result in material litigation. We could incur substantial costs in defending ourselves against these claims, regardless of their merits.

Our failure to protect our intellectual property may significantly harm our business

Our success and ability to compete is dependent in part on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements to establish and protect our proprietary rights. We license certain of our proprietary technology, including our digital diagnostics technology, to customers who include current and potential competitors, and we rely largely on provisions of our licensing agreements to protect our intellectual property rights in this technology. Although a number of patents have been issued to us, we have obtained a number of other patents as a result of our acquisitions, and we have filed applications for additional patents, we cannot assure you that any patents will issue as a result of pending patent applications or that our issued patents will be upheld. Any infringement of our proprietary rights could result in significant litigation costs, and any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. Despite our efforts to protect our proprietary rights, existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to prevent misappropriation of our technology or deter others from developing similar technology. Furthermore, policing the unauthorized use of our products is difficult and expensive. We are currently engaged in pending litigation to enforce certain of our patents, and additional litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. In connection with the pending litigation, substantial management time has been, and will continue to be, expended. In addition, we have incurred, and we expect to continue to incur, substantial legal expenses in connection with these pending lawsuits. These costs and this diversion of resources could significantly harm our business.

Claims that we infringe third-party intellectual property rights could result in significant expenses or restrictions on our ability to sell our products

The networking industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. We have been involved in the past as a defendant in patent infringement lawsuits. From time to time, other parties may assert patent, copyright, trademark and other intellectual property rights to technologies and in various jurisdictions that are important to our business. Any claims asserting that our products infringe or may infringe proprietary rights of third parties, if determined adversely to us, could significantly harm our business. Any claims, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could significantly harm our business. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In addition, our agreements with our customers typically require us to indemnify our customers from any expense or liability resulting from claimed infringement of third party intellectual property rights. In the event a claim against us was successful and we could not obtain a license to the relevant technology on acceptable terms or license a substitute technology or redesign our products to avoid infringement, our business would be significantly harmed.

Our products may contain defects that may cause us to incur significant costs, divert our attention from product development efforts and result in a loss of customers

Our products are complex and defects may be found from time to time. Networking products frequently contain undetected software or hardware defects when first introduced or as new versions are released. In addition, our products are often embedded in or deployed in conjunction with our customers’ products which incorporate a variety of components produced by third parties. As a result, when problems occur, it may be difficult to identify the source of the problem. These problems may cause us to incur significant damages or warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relation problems or loss of customers, all of which would harm our business.

Our business and future operating results may be adversely affected by events outside our control

Our business and operating results are vulnerable to events outside of our control, such as earthquakes, fire, power loss, telecommunications failures and uncertainties arising out of terrorist attacks in the United States and overseas. Our corporate headquarters and a portion of our manufacturing operations are located in California. California in particular has been vulnerable to natural disasters, such as earthquakes, fires and floods, and other risks which at times have disrupted the local economy and posed physical risks to our property. We are also dependent on communications links with our overseas manufacturing locations and would be significantly harmed if these links were interrupted for any significant length of time. We presently do not have adequate redundant, multiple site capacity if any of these events were to occur, nor can we be certain that the insurance we maintain against these events would be adequate.

The conversion of our outstanding convertible subordinated notes would result in substantial dilution to our current stockholders

We currently have outstanding 2 1/2% convertible senior subordinated notes due 2010 in the principal amount of $100 million, 5 1/4% convertible subordinated notes due 2008 in the principal amount of $100.3 million, and 2 1/2% convertible subordinated notes due 2010 in the principal amount of $50 million. The 5 1/4% notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of our common stock at a conversion price of $5.52 per share. The $50 million in principal amount of our 2 1/2% notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of our common stock at a conversion price of $3.705 per share. The $100 million in principal amount of our 2 1/2% senior notes are convertible upon our stock price reaching $4.92 for a period of time, in which case the notes are convertible at a conversion rate of 304.9055 shares of common stock per $1,000 principal amount of notes, with the underlying principal payable in cash. An aggregate of approximately 42,000,000 shares of common stock would be issued upon the conversion of all outstanding convertible subordinated notes at these exchange rates, which would significantly dilute the voting power and ownership percentage of our existing stockholders. We have previously entered into privately negotiated transactions with certain holders of our convertible subordinated notes for the repurchase of notes in exchange for a greater number of shares of our common stock than would have been issued had the principal amount of the notes been converted at the original conversion rate specified in the notes, thus resulting in more dilution. Although we do not currently have any plans to enter into similar transactions in the future, if we were to do so there would be additional dilution to the voting power and percentage ownership of our existing stockholders.

Delaware law, our charter documents and our stockholder rights plan contain provisions that could discourage or prevent a potential takeover, even if such a transaction would be beneficial to our stockholders

Some provisions of our certificate of incorporation and bylaws, as well as provisions of Delaware law, may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These include provisions:

•	authorizing the board of directors to issue additional preferred stock;

•	prohibiting cumulative voting in the election of directors;

•	limiting the persons who may call special meetings of stockholders;

•	prohibiting stockholder actions by written consent;

•	creating a classified board of directors pursuant to which our directors are elected for staggered three-year terms;

•	permitting the board of directors to increase the size of the board and to fill vacancies;

•	requiring a super-majority vote of our stockholders to amend our bylaws and certain provisions of our certificate of incorporation; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law which limit the right of a corporation to engage in a business combination with a holder of 15% or more of the corporation’s outstanding voting securities, or certain affiliated persons.

In addition, in September 2002, our board of directors adopted a stockholder rights plan under which our stockholders received one share purchase right for each share of our common stock held by them. Subject to certain exceptions, the rights become exercisable when a person or group (other than certain exempt persons) acquires, or announces its intention to commence a tender or exchange offer upon completion of which such person or group would acquire, 20% or more of our common stock without prior board approval. Should such an event occur, then, unless the rights are redeemed or have expired, our stockholders, other than the acquirer, will be entitled to purchase shares of our common stock at a 50% discount from its then-Current Market Price (as defined) or, in the case of certain business combinations, purchase the common stock of the acquirer at a 50% discount.

Although we believe that these charter and bylaw provisions, provisions of Delaware law and our stockholder rights plan provide an opportunity for the board to assure that our stockholders realize full value for their investment, they could have the effect of delaying or preventing a change of control, even under circumstances that some stockholders may consider beneficial.

Risks Related To The Notes

We may have insufficient cash flow to meet our debt service obligations, including payments due on the notes

We will be required to generate cash sufficient to pay our indebtedness and other liabilities, including all amounts due on the notes and our outstanding 2 1/2% and 5 1/4% convertible subordinated notes due 2010 and 2008, respectively, and to conduct our business operations. We may not be able to cover our anticipated debt service obligations from our cash flow. This may materially hinder our ability to make payments on the notes. Our ability to meet our future debt service obligations will depend upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control. Accordingly, we cannot assure you that we will be able to make required principal and interest payments on the notes when due.

Our stock price has been and is likely to continue to be volatile

The trading price of our common stock has been and is likely to continue to be subject to large fluctuations, and, therefore, the trading price of the notes may fluctuate significantly, which may result in losses to the holders of the notes. Our stock price and the value of the notes may increase or decrease in response to a number of events and factors, including:

•	trends in our industry and the markets in which we operate;

•	changes in the market price of the products we sell;

•	changes in financial estimates and recommendations by securities analysts;

•	acquisitions and financings;

•	quarterly variations in our operating results;

•	the operating and stock price performance of other companies that investors in our common stock may deem comparable; and

•	purchases or sales of blocks of our common stock.

Part of this volatility is attributable to the current state of the stock market, in which wide price swings are common. This volatility may adversely affect the prices of our common stock regardless of our operating performance.

The notes are unsecured and subordinated

The notes are unsecured and subordinated in right of payment to all of our existing and future Senior Indebtedness (as defined under “Description of Notes — Subordination of Notes”). As a result, in the event of our bankruptcy, liquidation or reorganization or upon the acceleration of payment of the notes due to an event of default, as defined below, and in specific other events, our assets will be available to pay obligations on the notes only after all Senior Indebtedness has been paid in full in cash or other payment satisfactory to the holders of Senior Indebtedness. There may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. As of October 28, 2007, Finisar, excluding its subsidiaries, had approximately $39.6 million of Senior Indebtedness outstanding. The notes are also effectively subordinated to the indebtedness and other liabilities, including trade payables, of our subsidiaries. As of October 28, 2007, our subsidiaries had approximately $2.4 million of indebtedness and other liabilities (excluding indebtedness and other liabilities owed to us and other intercompany indebtedness and other liabilities).

The notes rank senior in right of payment to our outstanding 2 1/2% and 5 1/4% convertible subordinated notes due 2010 and 2008, respectively, except to the extent of the U.S. government securities pledged for the exclusive benefit of the holders of the 2 1/2% convertible subordinated notes due 2010.

The indenture does not prohibit or limit the incurrence of Senior Indebtedness or the incurrence of other indebtedness and other liabilities by us or our subsidiaries. The incurrence of additional indebtedness or other liabilities by us or our subsidiaries could adversely affect our ability to pay our obligations on the notes. We anticipate that from time to time we and our subsidiaries will incur additional indebtedness, including Senior Indebtedness.

The conditional conversion feature of the notes could result in you receiving less than the value of the common stock into which a note is convertible.

The notes are convertible into shares of our common stock only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your notes other than within 60 days prior to, but excluding, any scheduled repurchase date or final maturity date, and until such time, you may not be able to receive the value of the common stock into which the notes otherwise would be convertible.

The notes are not protected by restrictive covenants

The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a change in control involving Finisar, except to the extent described under “Description of Notes.”

We may not have the funds necessary, and may not be permitted, to repurchase any of our notes upon a change in control

Upon the occurrence of certain specific kinds of change in control events, we could be required to repurchase some or all of our outstanding notes for cash, common stock or a combination thereof. However, it is possible that upon a change in control we would not have sufficient funds to make the required repurchase of the notes or that restrictions in our outstanding indebtedness would not allow those repurchases. The occurrence of a change in control could cause an event of default under, or be prohibited or limited by, the terms of existing or future Senior Indebtedness. As a result, any repurchase of the notes would, absent a waiver, be prohibited under the subordination provisions of the indenture until the Senior Indebtedness is paid in full. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our outstanding indebtedness, would not necessarily constitute a “change in control” under the indenture. See “Description of Notes — Repurchase at Option of Holders Upon a Change in Control.”

There are risks to holders in the event of a bankruptcy

If we fail to deliver our common stock upon a conversion of a note and thereafter become the subject of bankruptcy proceedings, a holder’s claim for damages arising from such failure could be subordinated to all of our existing and future obligations. See “Description of Notes — Subordination of Notes.”

We have substantial indebtedness

As of October 28, 2007, we had incurred approximately $292.3 million of outstanding indebtedness, and we may incur substantial additional indebtedness in the future. The level of our indebtedness, among other things, could:

•	make it difficult for us to make payments on the notes;

•	make it difficult for us to obtain any necessary future financing for working capital, capital expenditures, debt service requirements or other purposes;

•	limit our flexibility in planning for, or reacting to changes in, our business; and

•	make us more vulnerable in the event of a downturn in our business.

There can be no assurance that we will be able to meet our debt service obligations, including our obligations under the notes.

An active trading market for the notes may not develop

There can be no assurance that a market for the notes will develop or be sustained or as to the liquidity of any market that may develop.

The make whole premium that may be payable upon conversion in connection with a change in control may not adequately compensate you for the lost option time value of your notes as a result of such change in control.

If you convert notes in connection with a change in control, we may be required to pay a make whole premium by increasing the conversion rate applicable to your notes, as described under “Description of Notes — Make Whole Premium Upon Change in Control.” While these increases in the applicable conversion rate are designed to compensate you for the lost option time value of your notes as a result of a change in control, such increases are only an approximation of such lost value and may not adequately compensate you for such loss. In addition, even if a change in control occurs, in some cases described below under “Description of Notes — Make Whole Premium Upon Change in Control” there will be no such make whole premium.

Holders of the notes will suffer immediate dilution in net tangible book value on conversion of the notes into common stock

Net tangible book value represents the amount of our total tangible assets less total liabilities. Upon conversion of the notes into shares of common stock, holders of the notes will suffer immediate substantial dilution in the net tangible book value per share of the common stock issued upon such conversion.

Shares eligible for public sale after this offering could adversely affect our stock price

As of October 28, 2007, approximately 50.9 million shares of our common stock were issuable upon exercise of options outstanding under our stock option plans and assumed option plans, of which approximately 26.9 million shares were underlying vested stock options that, upon exercise of such options, would be currently eligible for sale in the public market. We currently have on file a registration statement on Form S-8 under the Securities Act covering the shares underlying these options. In addition, approximately 465,000 shares of our common stock were issuable upon exercise of warrants outstanding at October 28, 2007, approximately 18.2 million shares of our common stock were issuable upon the conversion of our 5 1/4% convertible subordinated notes due 2008 and approximately 13.5 million shares of our common stock were issuable upon the conversion of the outstanding 2 1/2% convertible subordinated notes due 2010. We cannot predict the effect, if any, that market sales of those shares of common stock or the availability of those shares of common stock for sale will have on the market price of our common stock from time to time. The sale of a substantial number of shares held by our existing stockholders in the public market, including shares issued upon exercise of outstanding options or warrants, or upon the conversion of outstanding notes, whether pursuant to a public offering or otherwise, or the perception that these sales could occur, could adversely affect the market price of our common stock. Such sales could materially impair our ability to raise capital through an offering of equity securities in the future at a time and price we deem appropriate.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling securityholders of the common stock offered hereby.

PRICE RANGE OF OUR COMMON STOCK

Following our initial public offering on November 11, 1999, our common stock initially traded on the Nasdaq National Market, and it currently trades on the Nasdaq Global Select Market under the symbol “FNSR.” The following table sets forth the range of high and low closing sales prices of our common stock for the periods indicated:

	High	Low

Fiscal 2008 Quarter Ended:
January 27, 2008 (through December 17, 2007)	$2.45	$1.43
October 28, 2007	$4.05	$2.24
July 29, 2007	$4.10	$3.39

Fiscal 2007 Quarter Ended:
April 30, 2007	$3.86	$3.04
January 28, 2007	$4.02	$3.01
October 29, 2006	$4.13	$2.68
July 30, 2006	$2.61	$5.32

Fiscal 2006 Quarter Ended:
April 30, 2006	$5.13	$2.49
January 29, 2006	$2.72	$1.49
October 30, 2005	$1.54	$0.87
July 31, 2005	$1.30	$1.01

The closing price of our common stock as reported on the Nasdaq Global Select Market on December 17, 2007 was $1.43. The approximate number of stockholders of record on November 30, 2007 was 403. This number does not include stockholders whose shares are held in trust by other entities. The number of beneficial holders of our common stock is greater than the number of stockholders of record.

DIVIDEND POLICY

We have never paid cash dividends on our common stock. We currently intend to retain earnings for use in our business and do not anticipate paying any cash dividends in the foreseeable future. Any future declaration and payment of dividends will be subject to the discretion of our Board of Directors, will be subject to applicable law and will depend on our results of operations, earnings, financial condition, contractual limitations, cash requirements, future prospects and other factors deemed relevant by our Board of Directors.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of our earnings to our fixed charges for each of the periods indicated is as follows:

						Six Months Ended
	Fiscal Year Ended April 30,					October 28,
	2003	2004	2005	2006	2007	2007

Ratio of earnings to fixed charges(1)	—x	—x	—x	—x	—x	—x

(1)	The ratio of earnings to fixed charges is computed by dividing the sum of income (loss) from continuing operations before provision for income taxes and cumulative effect of change in accounting principle plus fixed charges by fixed charges. Fixed charges consist of interest expense and that portion of rental payments under operating leases we believe to be representative of interest. Earnings, as defined, were insufficient to cover fixed charges by $184,264,000, $126,644,000, $116,872,000, $30,662,000, $43,802,000, and $15,815,000 for the fiscal years ended April 30, 2003, 2004, 2005, 2006, 2007 and the six months ended October 28, 2007, respectively.

DESCRIPTION OF NOTES

The notes have been issued under an indenture dated as of October 12, 2006 between us and U.S. Bank Trust National Association, as trustee. The terms of the notes include those provided in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The following description is a summary of the material provisions of the indenture and the registration rights agreement, which we entered into on October 12, 2006 with the initial purchasers. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as a holder of the notes. A copy of the form of indenture and the registration rights agreement will be available upon request to us and are on file with the Securities and Exchange Commission.

Terms not defined in this description have the meanings given to them in the indenture. In this section, the words “we,” “us,” “our” or “Finisar” do not include any current or future subsidiary of Finisar Corporation.

General

The notes:

•	are unsecured general subordinated obligations of Finisar;

•	rank junior in right of payment to all existing and future senior indebtedness of Finisar;

•	rank senior in right of payment to our outstanding 2 1/2% and 5 1/4% convertible subordinated notes due 2010 and 2008, respectively; and

•	are structurally subordinated to any existing and future indebtedness and other liabilities of Finisar’s subsidiaries.

As of October 28, 2007, we had approximately $39.6 million of outstanding Senior Indebtedness, as defined under “— Subordination of Notes.” As indicated above and as discussed below under the caption “— Subordination of Notes,” payments on the notes will be subordinated in right of payment to the payment of our Senior Indebtedness. The indenture permits us to incur additional Senior Indebtedness.

The notes are convertible into shares of our common stock as described under “— Conversion Rights” below. The notes are limited to $100,000,000 aggregate principal amount and will mature on October 15, 2010.

The notes bear interest at the rate of 2 1/2% per year from the date of original issuance of the notes. Interest is payable semi-annually in arrears on April 15 and October 15 of each year, commencing on April 15, 2007, to holders of record at the close of business on the preceding April 1 and October 1, respectively. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. In the event of the maturity, conversion, redemption or repurchase by us at the option of the holder or upon a change in control of a note, interest will cease to accrue on the note under the terms of and subject to the conditions of the indenture.

The indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of our securities or the incurrence of Senior Indebtedness or any other indebtedness. The indenture also does not contain any covenants or other provisions to afford protection to holders of the notes in the event of a highly leveraged transaction or a change in control of Finisar except to the extent described under “— Repurchase at Option of Holders Upon a Change in Control” below.

Conversion Rights

The holders of the notes may convert their notes prior to the final maturity date based upon an initial conversion, price of $3.28 per share which is equivalent to a conversion rate of 304.9055 shares per $1,000 principal amount of notes only if the conditions for conversion described below are satisfied. The conversion rate will be subject to adjustment as described below. Upon conversion of the notes, holders will receive (1) cash and (2) to the extent the conversion value of the note is greater than $1,000, shares of Finisar common stock. Holders may convert the notes only in denominations of $1,000 and whole multiples of $1,000. Except as described below, no payment or other adjustment will be made on conversion of any notes for interest accrued thereon or for dividends on any common stock. In all events, including upon a repurchase at the option of the holder, our delivery to the holder of the cash and the full number of shares of our common stock into which a note is convertible, together with any cash payment for such holder’s fractional shares, will be deemed to satisfy our obligation to pay the principal amount of the note and any accrued and unpaid interest thereon. Accrued and unpaid interest will be deemed paid in full rather than canceled, extinguished or forfeited.

If notes not called for redemption are converted after a record date for the payment of interest but on or before the next succeeding interest payment date, they must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted. No payment will be required from a holder if we exercise our right to redeem such notes during such period. We are not required to issue fractional shares of common stock upon conversion of notes and instead will pay a cash adjustment based upon the closing price of our common stock on the last business day before the date of conversion. In the case of notes repurchased or called for redemption, conversion rights will expire at the close of business on the business day preceding the day fixed for redemption or repurchase, as the case may be, unless we default in the payment of the redemption price or applicable repurchase price, as the case may be.

Instead of receiving shares of our common stock upon conversion of the notes, holders will receive for each $1,000 principal amount of notes surrendered for conversion:

•	cash in an amount equal to the lesser of (1) $1,000 and (2) the conversion value, as defined below; and

•	if the conversion value is greater than $1,000, a number of shares of our common stock, which we refer to as the “remaining shares,” equal to the sum of the daily share amounts, as defined below, for each of the 20 consecutive trading days in the conversion reference period, as defined below, appropriately adjusted to reflect stock splits, stock dividends, combinations or similar events occurring during the conversion reference period.

The “conversion value” for each $1,000 principal amount of notes means the average of the daily-conversion values, as defined below, for each of the twenty consecutive trading days of the conversion reference period.

The “daily conversion value” means, with respect to any trading day, the product of (1) the applicable conversion rate (initially, 304.9055 shares per $1,000 principal amount of notes) and (2) the volume weighted average price of our common stock on such trading day.

The “conversion reference period” means:

•	for notes that are converted after we have delivered a redemption notice to holders under the indenture, the 20 consecutive trading days beginning on the third trading day following the redemption date (in case of notes being converted that were previously called for redemption, including a partial redemption, this will only apply to those notes that are subject to redemption);

•	for notes that are converted during the 60 days prior to, but excluding, the maturity date of the notes, the 20 consecutive trading days beginning on the third trading day following the maturity date; and

•	in all other instances, the 20 consecutive trading days beginning on the third trading day following the conversion date.

The “conversion date” with respect to a note means the date on which the holder of the note has complied with all requirements under the indenture to convert such note.

The “daily share amount” means, for each trading day of the conversion reference period and each $1,000 principal amount of notes surrendered for conversion, a number of shares (but in no event less than zero) determined by the following formula:

(volume weighted average price per share for such trading day x applicable conversion rate) — $1,000
volume weighted average price per share for such trading day      x      20

The “volume weighted average price” per share of our common stock on any trading day means the volume weighted average price as displayed on Bloomberg (or any successor service) page “FNSR Equity” in respect of the period from 9:30 a.m. to 4:00 p.m. New York City time, on such trading day; or, if such price is not available, the volume weighted average price means the market value per share of our common stock on such day as determined by a nationally recognized independent investment banking firm retained for this purpose by us.

A holder of a note otherwise entitled to a fractional share will receive cash equal to the applicable portion of the arithmetic average of the volume weighted average price of our common stock for each of the twenty consecutive trading days of the conversion reference period.

The conversion value, daily share amount and the number of shares, if any, to be issued upon conversion of the notes will be determined by us at the end of the conversion reference period. Upon conversion of a note, we will pay the cash and deliver the shares of common stock, as applicable, as promptly as practicable after the later of the conversion date and the date all calculations necessary to make such payment and delivery have been made, but in no event later than five trading days alter the later of such dates.

The ability to surrender notes for conversion will expire at the close of business on the trading day immediately preceding the stated maturity date.

A holder may exercise the right of conversion by delivering the note to be converted to the specified office of a conversion agent, with a completed notice of conversion, together with any funds that may be required as described below. The conversion date will be the date on which the notes, the notice of conversion and any required funds have been so delivered. A holder delivering a note for conversion will not be required to pay any taxes or duties relating to the issuance or delivery of the common stock for such conversion, but will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than the holder of the note. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid. If a note is to be converted in part only, a new note or notes equal in principal amount of the unconverted portion of the note surrendered for conversion will be issued.

The initial conversion price will be adjusted for certain future events, including:

1. the issuance of our common stock as a dividend or distribution on our common stock;

2. certain subdivisions and combinations of our common stock;

3. the issuance to all holders of our common stock of certain rights or warrants to purchase our common stock or securities convertible into our common stock at a price (or a conversion price) per share less than the then current market price of our common stock;

4. the dividend or other distribution to all holders of our common stock of shares of our capital stock, other than our common stock, or evidences of our indebtedness or our assets, including securities, but excluding those rights and warrants referred to in clause (3) above and dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the third succeeding paragraph below and dividends or distributions paid exclusively in cash;

5. dividends or other distributions consisting exclusively of cash to all holders of our common stock, excluding any cash that is distributed as part of a distribution referred to in clause (4) above; and

6. the purchase of our common stock pursuant to a tender offer or exchange offer made by us or any of our subsidiaries to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing price per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

We will not make any adjustments to the conversion price if all holders of notes may participate in the transactions described above without converting their notes.

In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, as described in clause (4) above, a subsidiary or other business unit of ours, the conversion price will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the Nasdaq Global Select Market or such other national or regional exchange or market on which the securities are then listed or quoted.

No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect at such time. Any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

In the case of:

•	any reclassification or change of our common stock (other than changes resulting from a subdivision or combination);

•	A consolidation, merger or combination involving us;

•	A sale or conveyance to another corporation of all or substantially all of our property and assets; or

•	any statutory share exchange;

in each case as a result of which holders of our common stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common stock, the holders of the notes then outstanding will be entitled thereafter to convert such notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) which they would have owned or been entitled to receive upon such reclassification or change of our common stock, consolidation, merger, combination, sale, conveyance or statutory share exchange had such notes been converted into our common stock immediately prior to such reclassification, change, consolidation, merger, combination, sale, conveyance or statutory share exchange. We may not become a party to any such transaction unless its terms are consistent with the foregoing.

In addition, the indenture provides that upon conversion of the notes, the holders of such notes will receive, in addition to cash and, if applicable, shares of common stock upon such conversion, the rights related to any such common stock pursuant to any future stockholder rights plan, whether or not such rights have separated from the common stock at the time of such conversion. However, there shall not be any adjustment to the conversion rate as a result of:

•	the issuance of the rights;

•	the distribution of separate certificates representing the rights;

•	the exercise or redemption of such rights in accordance with any rights agreement; or

•	the termination or invalidation of the rights.

If a taxable distribution to holders of our common stock or certain other transactions occur which result in any adjustment of the conversion price, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. In certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of common stock. See “Certain United States Federal Income Tax Considerations.”

We may from time to time, to the extent permitted by law, reduce the conversion price of the notes by any amount for any period of at least 20 days. In that case, we will give at least 15 days’ notice of such reduction. We may, but are under no obligation to, make such reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock or rights to acquire stock or from any event treated as such for income tax purposes. See “Certain United States Federal Income Tax Considerations.”

Conversion Based on Common Stock Price

The holders of the notes may surrender their notes for conversion during any calendar quarter, and only during such calendar quarter, if, as of the last day of the preceding calendar quarter, the volume weighted average price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding calendar quarter is more than 150% of the conversion price on the last day of such preceding calendar quarter.

The “conversion price” per share of common stock as of any day will equal the result obtained by dividing $1,000 by the then applicable conversion rate, rounded to the nearest cent.

We will cause an independent valuation advisor, on our behalf, to determine at the beginning of each calendar quarter, whether the notes are convertible as a result of the price of our common stock and notify us and the trustee. If the notes are so convertible, we or the conversion agent shall notify you of such convertibility in the manner provided in the indenture.

Conversion Based on Trading Price of Notes

The holders of the notes may surrender their notes for conversion during any five trading day period after any five consecutive trading day period in which the “trading price” per $1,000 principal amount of the notes, as determined following a request by a holder of notes in accordance with the procedures provided in the indenture, for each day of that period was less than 98% of the product of the volume weighted average price of our common stock for each day in that period and the conversion rate per $1,000 principal amount of notes.

We shall have no obligation to request that the trustee determine the trading price per $1,000 principal amount of the notes unless a holder of the notes provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the volume weighted average price of our common stock and the conversion rate per $1,000 principal amount of the notes. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of the notes is greater than 98% of the product of the volume weighted average price of our common stock and the conversion rate per $1,000 principal amount of the notes.

Optional Redemption by Finisar

We will be entitled to redeem some or all of the notes at any time, on at least 30 but not more than 60 days’ notice to the holders of the notes, at a redemption price equal to 100% of the principal amount of notes being redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, if the closing price of our common stock has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day immediately preceding the date of mailing notice to holders of such optional redemption. However, if a redemption date is an interest payment date, the scheduled payment of interest due on such date shall be payable to the holder of record as of the relevant record date and the redemption price shall not include such interest payment.

If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot, on a pro rata basis or in accordance with any other method the trustee considers fair and appropriate. If any notes are to be redeemed in part only, a new note or notes in a principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of its notes, the converted portion will be deemed to be taken from the portion selected for redemption.

Sinking Fund

There is no sinking fund for the notes.

Repurchase at Option of Holders Upon a Change in Control

If a change in control occurs, as described below, each holder of notes will have the right to require us to repurchase all of such holder’s notes not previously called for redemption, or any portion of those notes that is equal to $1,000 or a whole multiple of $1,000, on the date that is 45 business days after the date we give notice of the change in control at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, together with interest accrued and unpaid, if any, on the notes to, but excluding, the change in control repurchase date; provided that, if such change in control repurchase date is an interest payment date, then the interest payable on such date shall be paid to the holder of record of the notes on the relevant record date.

We may, at our option, pay the change in control repurchase price in cash, in shares of our common stock or a combination thereof, as indicated in the notice we deliver to holders of notes referred to below. The shares of common stock a holder will receive will be valued at 95% of the average of the closing prices of our common stock for the five trading days immediately preceding and including the third trading day prior to the change in control repurchase date. If we elect to pay the change in control repurchase price, in whole or in part, in shares of our common stock, we will pay cash for all fractional shares of our common stock in an amount based on the value of our common stock determined in accordance with the preceding sentence. However, we may not pay in common stock unless we satisfy certain conditions prior to the change in control repurchase date as provided in the indenture.

Within 30 days after the occurrence of a change in control, we are required to give notice to all holders of record of notes, as provided in the indenture, of the occurrence of the change in control and of their resulting repurchase right. Such notice will indicate whether we will pay the change in control repurchase price in cash, common stock or a combination thereof. We must also deliver a copy of our notice to the trustee. In order to exercise the change in control repurchase right, a holder of notes must deliver, on or before the 45th business day after the date of our notice of the change in control, written notice to the paying agent of the holder’s exercise of its change in control repurchase right, together with the notes with respect to which the right is being exercised.

The change in control repurchase notice to be provided by a holder to the paying agent must state:

•	if certificated notes have been issued, the note certificate numbers (or, if a holder’s notes are not certificated, information needed to comply with appropriate DTC procedures);

•	the portion of the principal amount of notes to be repurchased, which must be in whole multiples of $1,000;

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture; and

•	in the event we elect, pursuant to the notice we are required to give, to pay the change in control repurchase price in shares of our common stock, in whole or in part, but the change in control repurchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the change in control repurchase price or portion of the change in control repurchase price in shares of our common stock is not satisfied prior to the close of business on the business day immediately preceding the repurchase date, whether such holder elects:

(A) to withdraw the change in control repurchase notice as to some or all of the notes to which it relates; or

(B)	to receive cash in respect of the entire change in control repurchase price for all notes or portions of notes subject to the repurchase notice.

If a holder fails to indicate a choice with respect to the election described in the final bullet point above, it will be deemed to have elected to receive cash in respect of the entire change in control repurchase price for all notes subject to the change in control repurchase notice in these circumstances.

A holder of the notes may withdraw any written change in control repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date.

The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if a holder’s notes are not certificated, information needed to comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.

Under the indenture, a “change in control” of Finisar will be deemed to have occurred at such time after the original issuance of the notes when the following has occurred:

•	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans;

•	our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

1.	any transaction (A) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock and (B) pursuant to which holders of our capital stock immediately prior to the transaction are entitled to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction; or

2.	any merger solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity;

•	during any consecutive two-year period, individuals who at the beginning of that two-year period constituted our board of directors (together with any new directors whose election to our board of directors, or whose nomination for election by our stockholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office; or

•	we are liquidated or dissolved or our stockholders pass a resolution approving a plan of liquidation or dissolution other than in a transaction that complies with the provisions of the indenture regarding merger or transfer of assets.

Beneficial ownership shall be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act. The term “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

Rule 13e-4 under the Exchange Act requires the dissemination of information to security holders if an issuer tender offer occurs and may apply if the change in control repurchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.

We may, to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any note so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.

Our ability to repurchase notes upon the occurrence of a change in control is subject to important limitations. The occurrence of a change in control could cause an event of default under or be prohibited or limited by, the terms of existing or future Senior Indebtedness. As a result, any repurchase of the notes would, absent a waiver, be prohibited under the subordination provisions of the indenture until the Senior Indebtedness is paid in full. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the change in control repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the change in control repurchase right. Any failure by us to repurchase the notes when required following a change in control would result in an event of default under the indenture, whether or not such repurchase is permitted by the subordination provisions of the indenture. See “Risk Factors — We may not have the funds necessary, and may not be permitted, to repurchase the 2 1/2% convertible subordinated notes due 2010 at the option of the holders or any of our notes upon a change in control.” Any such default may, in turn, cause a default under existing or future Senior Indebtedness. See “— Subordination of Notes” below.

Our ability to repurchase notes upon a change in control with common stock is conditional upon our satisfaction of certain conditions prior to the change in control repurchase date. Even though we may have indicated in our notice of the change in control that we intend to pay for the change in control repurchase price with our common stock, we may be unable to satisfy those conditions.

Make Whole Premium Upon Change in Control

If a change in control, as defined above under “— Repurchase at Option of Holders Upon a Change in Control” occurs at any time prior to the final maturity date of the notes, we will pay, to the extent described below, a make whole premium if a holder converts its notes in connection with any such transaction by increasing the conversion rate applicable to such notes if and as required below. A conversion of the notes by a holder will be deemed for these purposes to be “in connection with” a change in control if the conversion notice is received by the conversion agent on or subsequent to the date 30 trading days prior to the date announced by us as the anticipated effective date of the change in control but before the close of business on the trading day immediately preceding the related change in control date. Any make whole premium will have the effect of increasing the amount of cash, securities or other assets otherwise due to the applicable conversion rate will be determined by reference to the below and is based on the date on which the change in control becomes effective, which we refer to as the “effective date,” and the price, which we refer to as the “stock price,” paid, or deemed to be paid, per share of our common stock in the transaction constituting the change in control, subject to adjustment as described below. If holders of our common stock receive only cash in the change in control, the stock price shall be the cash amount paid per share of our common stock. In all other cases, the stock price shall be the volume weighted average price of our common stock for each of the 10 trading days immediately prior to but not including the effective date.

The following table shows the amount, if any, by which the applicable conversion rate will increase for each hypothetical stock price and change in control effective date set forth below.

Make Whole Premium Upon Change in Control (Increase in Applicable Conversion Rate)

Stock Price on	October 15,	October 15,	October 15,
Effective Date	2008	2009	2010

$2.50	105.9	102.6	0
$3.00	71.5	63.0	0
$3.50	45.2	37.5	0
$4.00	27.0	21.3	0
$4.50	14.5	10.7	0
$5.00	5.0	3.0	0
$5.50	0	0	0
$6.00	0	0	0
$6.50	0	0	0
$7.00	0	0	0
$7.50	0	0	0
$8.00	0	0	0

The actual stock price and effective date may not be set forth on the table, in which case:

•	if the actual stock price on the effective date is between two stock prices on the table or the actual effective date is between two effective dates on the table, the amount of the conversion rate adjustment will be determined by a straight-line interpolation between the adjustment amounts set forth for the two stock prices and the two effective dates on the table based on a 365-day year, as applicable.

•	if the stock price on the change in control effective date exceeds $8.00 share, subject to adjustment as described below, no adjustment to the applicable conversion rate will be made.

•	if the stock price on the effective date is less than $2.50 per share, subject to adjustment as described below, no adjustment to the applicable conversion rate will be made.

The stock prices set forth in the first column of the table above will be adjusted as of any date on which the conversion rate of the notes is adjusted as set forth under “— Conversion Rights” above. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The conversion rate adjustment amounts set forth in the table above will be adjusted in the same manner as the conversion rate as set forth above under “— Conversion Rights,” other than by operation of an adjustment to the conversion rate by virtue of the make whole premium as described above.

The additional shares, if any, or any cash delivered to satisfy our obligations to holders that convert their notes in connection with a change in control will be delivered upon the later of the settlement date of the conversion and promptly following the effective date of the change in control transaction.

Our obligation to deliver the additional shares, or cash to satisfy our obligations, to holders that convert their notes in connection with a change in control could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Subordination of Notes

The payment of principal of, and interest (including liquidated damages, if any) on, the notes is subordinated in right of payment, as set forth in the indenture, to the prior payment in full in cash or cash equivalents (or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or cash equivalents) of all

Senior Indebtedness (as defined below) whether outstanding on the date of the indenture or thereafter incurred. The notes also are effectively subordinated to all indebtedness and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries. The notes rank senior in right of payment to our 2 1/2% and 5 1/4% convertible subordinated notes due 2010 and 2008, respectively, except to the extent of the U.S. government securities pledged for the exclusive benefit of the holders of the 2 1/2% convertible subordinated notes due 2010 with an aggregate principal amount of $50.0 million.

In the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relating to us or to our assets, or our liquidation, dissolution or other winding-up, whether voluntary or involuntary, or any assignment for the benefit of our creditors or other marshaling of our assets or liabilities, except in connection with our consolidation or merger or our liquidation or dissolution following the conveyance, transfer or lease of our properties and assets substantially upon the terms and conditions described under “— Consolidation, Mergers and Sales of Assets” below, the holders of Senior Indebtedness will be entitled to receive payment in full in cash or cash equivalents (or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash and cash equivalents) of all Senior Indebtedness, or provision shall be made for such payment in full, before the holders of notes will be entitled to receive any payment or distribution of any kind or character (other than any payments or distributions in the form of Permitted Junior Securities (as defined below), on account of principal of or interest or liquidated damages, if any, on the notes); and any payment or distribution of our assets of any kind or character, whether in cash, property or securities (other than a payment or distribution in the form of Permitted Junior Securities), by set-off or otherwise, to which the holders of the notes or the trustee would be entitled but for the provisions of the indenture relating to subordination, shall be paid by the liquidating trustee or agent or other person making such payment or distribution directly to the holders of Senior Indebtedness or their representatives ratably according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness to the extent necessary to make payment in full in cash or cash equivalents (or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or cash equivalents) of all Senior Indebtedness remaining unpaid, after giving effect to any current payment or distribution to the holders of such Senior Indebtedness.

No payment or distribution of any of our assets of any kind or character, whether in cash, property or securities (other than payments or distributions in the form of Permitted Junior Securities), may be made by or on behalf of us on account of principal of or interest or liquidated damages, if any, on the notes or on account of the purchase, redemption or other acquisition of notes upon the occurrence of any Payment Default (as defined below) until such Payment Default shall have been cured or waived in writing or shall have ceased to exist or such Designated Senior Indebtedness (as defined below) shall have been discharged or paid in full in cash or cash equivalents (or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or cash equivalents). A “Payment Default” shall mean a default in payment, whether at scheduled maturity, upon scheduled installment, by acceleration or otherwise, of principal of or interest or liquidated damages, if any, on Designated Senior Indebtedness beyond any applicable grace period.

No payment or distribution of any of our assets of any kind or character, whether in cash, property or securities (other than payments or distributions in the form of Permitted Junior Securities), may be made by or on our behalf on account of principal of or interest or liquidated damages, if any, on the notes or on account of the purchase, redemption or other acquisition of notes during a Payment Blockage Period (as defined below), arising as a result of a Non-Payment Default (as defined below).

The foregoing provisions would not necessarily protect holders of the notes if highly leveraged or other transactions involving us occur that may adversely affect holders.

The “Payment Blockage Period” will commence upon the date of receipt by the trustee of written notice from the trustee or such other representative of the holders of the Designated Senior Indebtedness in respect of which the Non-Payment Default exists and shall end on the earliest of:

•	179 days thereafter provided that any Designated Senior Indebtedness as to which notice was given shall not theretofore have been accelerated;

•	the date on which such Non-Payment Default is cured, waived or ceases to exist;

•	the date on which such Designated Senior Indebtedness is discharged or paid in full; or

•	the date on which such Payment Blockage Period shall have been terminated by written notice to the trustee or us from the trustee or such other representative initiating such Payment Blockage Period;

after which we will resume making any and all required payments in respect of the notes, including any missed payments. In any event, not more than one Payment Blockage Period may be commenced during any period of 365 consecutive days. No Non-Payment Default that existed or was continuing on the date of the commencement of any Payment Blockage Period will be, or can be made, the basis for the commencement of a subsequent Payment Blockage Period, unless such Non-Payment Default has been cured or waived for a period of not less than 90 consecutive days subsequent to the commencement of such initial Payment Blockage Period.

In the event that, notwithstanding the provisions of the preceding four paragraphs, any payment or distribution shall be received by the trustee or any holder of the notes that is prohibited by such provisions, then and in such event such payment shall be held for the benefit of and paid over and delivered by such trustee or holder to the trustee or any other representatives of holders of Senior Indebtedness, as their interest may appear, for application to Senior Indebtedness. After all Senior Indebtedness is paid in full and until the notes are paid in full, holders of the notes shall be subrogated (equally and ratably with all other indebtedness that is equal in right of payment to the notes) to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness to the extent that distributions otherwise payable to the holders of the notes have been applied to the payment of Senior Indebtedness. See “— Events of Default” below.

By reason of such subordination, in the event of our liquidation, receivership, reorganization or insolvency, our general creditors may recover less, ratably, than holders of Senior Indebtedness and such general creditors may recover more, ratably, than holders of notes.

“Designated Senior Indebtedness” means our obligations under any particular Senior Indebtedness that expressly provides that such Senior Indebtedness shall be “Designated Senior Indebtedness” for purposes of the indenture. The notes are Designated Senior Indebtedness for purposes of our 2 1/2% and 5 1/4% convertible subordinated notes due 2010 and 2008, respectively.

For the notes, “indebtedness” means, with respect to any person, without duplication:

•	all indebtedness, obligations and other liabilities contingent or otherwise of such person for borrowed money (including overdrafts) or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities incurred in the ordinary course of business, but including, without limitation, all obligations, contingent or otherwise, of such person in connection with any letters of credit and acceptances issued under letter of credit facilities, acceptance facilities or other similar facilities;

•	all obligations of such person evidenced by bonds, credit or loan agreements, notes, debentures or other similar instruments;

•	indebtedness of such person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person, even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property, but excluding trade payables arising in the ordinary course of business;

•	all obligations and liabilities contingent or otherwise in respect of leases of the person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of the person and all obligations and other liabilities contingent or otherwise under any lease or related document, including a purchase agreement, in connection with the lease of real property or improvements thereon which provides that the person is contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property to the lessor and the obligations of the person under the lease or related document to purchase or to cause a third party to purchase the leased property whether or not such lease transaction is characterized as an operating lease or a capitalized lease in accordance with generally accepted accounting principles, including, without limitation, synthetic lease obligations;

•	all obligations of such person under or in respect of interest rate agreements, currency agreements or other swap, cap floor or collar agreement, hedge agreement, forward contract or similar instrument or agreement or foreign currency, hedge, exchange or purchase or similar instrument or agreement;

•	all indebtedness referred to in, but not excluded from, the preceding clauses of other persons and all dividends of other persons, the payment of which is secured by or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by any lien or with respect to property, including, without limitation, accounts and contract rights, owned by such person, even though such person has not assumed or become liable for the payment of such indebtedness, the amount of such obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured;

•	all guarantees by such person of indebtedness referred to in this definition or of any other person;

•	all Redeemable Capital Stock of such person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends;

•	the present value of the obligation of such person as lessee for net rental payments, excluding all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water, utilities and similar charges to the extent included in such rental payments, during the remaining term of the lease included in any such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. This present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with accounting principles generally accepted in the United States; and

•	any and all refinancings, replacements, deferrals, renewals, extensions and refundings of or amendments, modifications or supplements to, any indebtedness, obligation or liability of kind described in the clauses above.

“Non-Payment Default” means any event of default with respect to any Designated Senior Indebtedness other than any Payment Default pursuant to which maturity thereof may be accelerated.

“Permitted Junior Securities” means any payment or distribution in the form of our equity securities or subordinated securities or any successor obligor that, in the case of any such subordinated securities, are subordinated in right of payment to all Senior Indebtedness that may at the time be outstanding to at least the same extent as the notes are subordinated.

“Redeemable Capital Stock” means any class of our capital stock that, either by its terms, by the terms of any securities into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed, whether by sinking fund or otherwise, prior to the date that is 91 days after the final scheduled maturity of the notes or is redeemable at the option of the holder thereof at any time prior to such date, or is convertible into or exchangeable for debt securities at any time prior to such date unless it is convertible or exchangeable solely at our option.

“Senior Indebtedness” means:

•	the principal of and premium, if any, and interest on, and fees, costs, enforcement expenses, collateral protection expenses and other reimbursement or indemnity obligations in respect of all of our indebtedness or obligations to any person for money borrowed that is evidenced by a note, bond, debenture, loan agreement, or similar instrument or agreement including default interest and interest accruing after a bankruptcy;

•	commitment or standby fees due and payable to lending institutions with respect to credit facilities available to us;

•	all of our noncontingent obligations (1) for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, (2) under interest rate swaps, caps, collars, options and similar arrangements, and (3) under any foreign exchange contract, currency swap agreement, futures contract, currency option contract or other foreign currency hedge;

•	all of our obligations under leases for real estate, facilities, equipment or related assets, whether or not capitalized, entered into or leased for financing purposes;

•	any liabilities of others described in the preceding clauses that we have guaranteed or which are otherwise our legal liability; and

•	renewals, extensions, refundings, refinancings, restructurings, amendments and modifications of any such indebtedness or guarantee.

Notwithstanding the foregoing, “Senior Indebtedness” shall not include:

•	indebtedness or other obligations of ours that by its terms ranks equal or junior in right of payment to the notes;

•	indebtedness evidenced by the notes;

•	indebtedness evidenced by our 2 1/2% and 5 1/4% convertible subordinated notes due 2010 and 2008, respectively, which are subordinated in right of payment to the notes, except with respect to the U.S. government securities pledged for the exclusive benefit of the holders of the 2 1/2% convertible subordinated notes due 2010.

•	indebtedness of ours that by operation of law is subordinate to any of our general unsecured obligations;

•	accounts payable or other liabilities owed or owing by us to trade creditors including guarantees thereof or instruments evidencing such liabilities;

•	amounts owed by us for compensation to employees or for services rendered to us;

•	indebtedness of ours to any subsidiary or any other affiliate of ours or any of such affiliate’s subsidiaries except if it is pledged as security for any Senior Indebtedness;

•	our capital stock;

•	indebtedness evidenced by any guarantee of any indebtedness ranking equal or junior in right of payment to the notes; and

•	indebtedness which, when incurred and without respect to any election under Section 1111(b) of the Bankruptcy Code, is without recourse to us.

The notes will also be effectively subordinated to all liabilities, including trade payables and lease obligations, if any, of our subsidiaries. Any right by us to receive the assets of any of our subsidiaries upon the liquidation or reorganization thereof, and the consequent right of the holders of the notes to participate in these assets, will be effectively subordinated to the claims of that subsidiary’s creditors including trade creditors, except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory, contractual or other restrictions and are dependent upon the earnings or financial condition of those subsidiaries and subject to various business considerations. As a result, we may be unable to gain access to the cash flow or assets of our subsidiaries.

The indenture does not limit the amount of additional indebtedness, including Senior Indebtedness, which we can create, incur, assume or guarantee, nor does the indenture limit the amount of indebtedness or other liabilities that our subsidiaries can create, incur, assume or guarantee. We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by it in connection with its duties relating to the notes. The trustee’s claims for such payments will generally be senior to those of the holders of the notes in respect of all funds collected or held by the trustee.

Event of Default

Each of the following constitutes an event of default under the indenture:

•	our failure to pay when due the principal on any of the notes at maturity, upon redemption or exercise of a repurchase right or otherwise, whether or not such payment is prohibited by the subordination provisions of the indenture;

•	our failure to pay an installment of interest, including liquidated damages, if any, on any of the notes that continues for 30 days after the date when due, whether or not such payment is prohibited by the subordination provisions of the indenture;

•	our failure to deliver all cash and any shares of common stock, when such cash and common stock, if any, are required to be delivered upon conversion of a note, and that failure continues for ten days after such delivery date;

•	our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

•	our failure to make any payment by the end of the applicable grace period, if any, after the scheduled maturity of any of our indebtedness in an amount in excess of $5 million, or there is an acceleration of indebtedness in an amount in excess of $5 million because of a default with respect to such indebtedness without such indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled, in either case, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amounts of the notes then outstanding;

•	certain events of our bankruptcy, insolvency or reorganization or that of any significant subsidiaries; and

•	our filing of, or any of our significant subsidiaries’ filing of, a voluntary petition seeking liquidation, reorganization arrangement, readjustment of debts or for any other relief under the federal bankruptcy code.

For these purposes, “significant subsidiary” shall have the meaning set forth in Rule 1-02(w) of Regulation S-X.

The indenture provides that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of or interest or liquidated damages, if any, on, any of the notes when due or in the payment of any redemption or repurchase obligation.

If an event of default specified in the sixth or seventh bullet above occurs and is continuing, then automatically the principal of all the notes and the interest thereon shall become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to the sixth or seventh bullet above, the default not having been cured or waived as provided under “— Modifications and Waiver” below, the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding upon the conditions provided in the indenture.

The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding through their written consent may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

We will be required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Consolidation, Mergers and Sales of Assets

We may, without the consent of the holders of notes, consolidate with, merge into or transfer or lease all or substantially all of our assets to any corporation, limited liability company, partnership or trust organized under the laws of the United States or any of its political subdivisions provided that:

•	we are the resulting or surviving corporation or the successor, transferee or lessee, if other than us, (a) is organized and existing, under the laws of the United States or any state of the United States and (b) assumes all our obligations under the indenture and the notes;

•	at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

•	an officers’ certificate and an opinion of counsel, each stating that the consolidation, merger, transfer or lease complies with the provisions of the indenture, have been delivered to the trustee.

Modifications and Waiver

The indenture, including the terms and conditions of the notes, may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of notes;

•	surrendering any right or power conferred upon us;

•	providing for conversion rights of holders of notes if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

•	reducing the conversion price, provided that the reduction will not adversely affect the interests of holders of notes in any material respect;

•	complying with the requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

•	making any changes or modifications to the indenture necessary in connection with the registration of the notes under the Securities Act as contemplated by the registration rights agreement, provided that this action does not adversely affect the interests of the holders of the notes in any material respect;

•	curing any ambiguity, omission, inconsistency or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of the notes in any material respect;

•	adding or modifying any other provisions which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of notes in any material respect;

•	complying with the requirements of the indenture regarding merger or transfer of assets; or

•	providing for uncertificated notes in addition to the certificated notes so long as such uncertificated notes are in registered form for purposes of the Internal Revenue Code of 1986, as amended.

Modifications and amendments to the indenture or to the terms and conditions of the notes may also be made, and noncompliance by us may be waived, with the written consent of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding or by the adoption of a resolution at a meeting of holders at which a quorum is present by at least a majority in aggregate principal amount of the notes represented at the meeting. However, no such modification, amendment or waiver may, without the written consent of the holder of each note affected:

•	change the maturity of the principal of or any installment of interest on any note, including any payment of liquidated damages and make any whole premium payment;

•	reduce the principal amount of or interest on, including the amount of liquidated damages, any note;

•	reduce the interest rate or interest, including any liquidated damages, on any note;

•	change the currency of payment of principal or interest, including any liquidated damages, of any note;

•	impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any note;

•	except as otherwise permitted or contemplated by provisions of the indenture concerning corporate reorganizations, adversely affect the repurchase option of holders upon a change in control or the conversion rights of holders of the notes;

•	modify the subordination provisions of the notes in a manner adverse to the holders of notes; or

•	reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default.

Satisfaction and Discharge

We may discharge our obligations under the indenture while notes remain outstanding, subject to certain conditions, if:

•	all outstanding notes will become due and payable at their scheduled maturity within one year; or

•	all outstanding notes are scheduled for redemption within one year;

and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption; provided that we shall remain obligated to issue shares upon conversion of the notes.

Global Notes; Book-Entry; Form

The notes are evidenced by one global note. We have deposited the global note with or on behalf of DTC and registered the global note in the name of Cede & Co., as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

A holder may hold its interest in a global note directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC, which are referred to as “participants.” Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

Persons who are not participants may beneficially own interests in a global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly, which are referred to as “indirect participants.” So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co., for all purposes, will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

We will pay interest on and the redemption price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We have been informed that DTC’s practice is to credit participants’ accounts on any payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name.”

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

Neither we, the trustee, registrar, paying agent nor the conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•	A limited purpose trust company organized under the laws of the State of New York;

•	A member of the Federal Reserve System;

•	A “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	A “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies, clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes.

Information Concerning the Trustee and Transfer Agent

U.S. Bank Trust National Association, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. American Stock Transfer and Trust Company is the transfer agent and registrar for our common stock. The trustee, the transfer agent or their affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Registration Rights

Pursuant to a registration rights agreement dated as of October 12, 2006 between us and the initial purchasers of the notes, we agreed to, at our expense, file with the Commission not later than 60 days after the earliest date of original issuance of any of the notes, subject to certain conditions set forth below, a registration statement on such form as we deem appropriate covering resales by holders of all notes and the common stock issuable upon conversion of the notes. We have summarized portions of the registration rights agreement below. We will use our best efforts to:

•	cause such registration statement to become effective as promptly as practicable, but in no event later than 180 days after the earliest date of original issuance of any of the notes; and

•	keep the registration statement effective until the earliest of (A) such date that is two years after the last date of original issuance of any of the notes; (B) the date when the holders of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act or any successor rule thereto or otherwise; or (C) the sale pursuant to the shelf registration statement of all securities registered thereunder.

We will be permitted to suspend the use of the prospectus that is part of the registration statement under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events for a period not to exceed 30 days in any three-month period and not to exceed an aggregate of 90 days in any consecutive 12-month period.

If:

•	the registration statement is not filed on or prior to the 60th day following the earliest date of original issuance of any of the notes;

•	on the 181st day following the earliest date of original issuance of any of the notes, the registration statement has not been declared effective;

•	the registration statement, previously declared effective, shall cease to be effective or usable for any reason without being succeeded within five business days by a post-effective amendment or a report filed with the Commission pursuant to the Exchange Act that cures the failure of the registration statement to be effective or usable; or

•	the prospectus has been suspended as described in the preceding paragraph longer than the period permitted by such paragraph;

each, a registration default, additional interest as liquidated damages will accrue on the notes, from and including the day of the registration default to, but excluding, the day on which the registration default has been cured. Liquidated damages will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date, as applicable, following the date on which such liquidated damages begin to accrue, and will accrue at a rate per year equal to:

•	0.25% of the principal amount to and including the 90th day following such registration default; and

•	0.5% of the principal amount from and after the 91st day following such registration default.

In no event will liquidated damages accrue at a rate per year exceeding 0.5%. If a holder has converted some or all of its notes into common stock, the holder will not be entitled to receive any liquidated damages. We have not complied with the registration requirements in the agreement and have been accruing liquidated damages since December 11, 2006. As of October 28, 2007, we have accrued a liability of approximately $364,000 for liquidated damages under the agreement.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes some of the U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and the common stock received upon a conversion or, in certain circumstances, a repurchase of the notes. The summary does not describe the effect of U.S. federal estate and gift tax laws or the effects of any applicable foreign, state or local laws. We will not request a ruling from the Internal Revenue Service (the “IRS”) with respect to any of the consequences discussed below. The information below is based on current U.S. federal income tax authorities, which are subject to change or differing interpretation, possibly with retroactive effect

The following discussion is limited to purchasers who hold the notes or common stock as capital assets. The discussion does not deal with all U.S. federal income tax considerations that may be relevant to you, including those considerations that may be relevant to you due to your particular circumstances, for example, if you are a financial institution, a tax-exempt entity, an insurance company, a regulated investment company, a dealer in securities or currencies, a person that will hold the notes in a tax-deferred or tax-advantaged account, a person subject to the alternative minimum tax, a person that will not hold the notes as capital assets, or a person that will hold the notes as a hedge against currency risks, as a position in a straddle or as part of a hedging or conversion transaction for tax purposes. You should consult your own tax advisor regarding the application and the consequences of U.S. federal income tax laws to your particular situation and the consequences of U.S. federal estate and gift tax laws, foreign, state and local laws and tax treaties.

For purposes of this discussion, you are a U.S. Holder if you are a beneficial owner of notes or common stock received upon conversion or repurchase of the notes and you are:

•	an individual citizen or resident of the U.S.;

•	a corporation, partnership or other entity created or organized in or under the laws of the U.S., a U.S. state or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source;

•	a trust if (A) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) the trust has validly made an election to be treated as a U.S. person under the applicable U.S. Treasury regulations; or

•	otherwise subject to federal income tax on a net income basis with respect to notes.

You are a Non-U.S. Holder if you are not a U.S. Holder. Non-U.S. Holders are subject to special U.S. federal income tax considerations, some of which are discussed below.

U.S. Holders

Taxation of Interest

A U.S. Holder will be required to recognize as ordinary income any interest paid or accrued on the notes (including any accrued and unpaid interest deemed to have been paid in our common stock upon conversion or repurchase), in accordance with the holder’s regular method of tax accounting.

The possibility of an additional payment under the note may be disregarded for purposes of determining the amount of interest or original issue discount income to be recognized (or the timing of such recognition) if the likelihood of the payment, as of the date the notes are issued, is remote. As described elsewhere in this prospectus, we will pay liquidated damages on the notes if, among other things, we fail to maintain the effectiveness of the registration statement. If liquidated damages are, in fact, paid, such liquidated damages should be included in your income as interest when such interest is received or accrued, in accordance with your regular method of accounting.

Market Discount

The acquisition and resale of notes may be affected by the impact on a purchaser, at other than original issuance, of the “market discount” provisions of the Internal Revenue Code. “Market discount” will exist if the stated redemption price at maturity exceeds the U.S. Holder’s initial tax basis in the note. If the market discount is less than 0.25% of the stated redemption price of the note at maturity multiplied by the number of complete years until maturity, then the market discount will be deemed to be zero.

A U.S. Holder may elect to include market discount in income currently as it accrues. Any such election will apply to all market discount bonds acquired during or after the taxable year in which the election is made, and the election may be terminated only with the consent of the IRS.

If a U.S. Holder does not make an election to include market discount in income currently as it accrues, any principal amount received or gain realized by a U.S. Holder on the sale, exchange, retirement or other disposition of a note will be treated as ordinary income to the extent of any accrued market discount on the note. Unless a U.S. Holder irrevocably elects to accrue market discount under a constant yield method, accrued market discount is the total market discount multiplied by a fraction, the numerator of which is the number of days the U.S. Holder has held the note and the denominator of which is the number of days from the date the holder acquired the note until its maturity. If a U.S. Holder exchanges or converts a note into common stock in a transaction that is otherwise tax free, any accrued market discount not previously included in income will carry over and generally be recognized upon a disposition of the common stock.

A U.S. Holder may be required to defer a portion of such holder’s interest deductions for the taxable year attributable to any indebtedness incurred or continued to purchase or carry a note purchased with market discount. Any such deferred interest expense may not exceed the market discount that accrues during a taxable year and is, in general, allowed as a deduction not later than the year in which the market discount is includible in income. This interest expense deferral will not apply if a U.S. Holder makes an election to include market discount in income currently as it accrues.

Market Premium

A U.S. holder who purchases a note at a premium over its stated principal amount, plus accrued interest, generally may elect to amortize that premium, referred to as market premium, from the purchase date to the note’s maturity date (or, in certain circumstances, over the period from the purchase date to the date of a presumed redemption by us of the notes) under the constant-yield method that reflects semiannual compounding based on the note’s payment period, with a corresponding decrease in tax basis. In general, we will only be presumed to exercise our option to redeem the notes for these purposes if the use of an earlier redemption date results in a smaller amortizable market premium for the period ending on the redemption date. Market premium, however, will not include any premium attributable to a note’s conversion feature. In general, the market premium attributable to the conversion feature is the excess, if any, of the note’s purchase price over what the note’s fair market value would be if there were no conversion feature. Amortized market premium is treated as an offset to interest income on a note and not as a separate deduction. The election to amortize market premium under the constant-yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Sale, Exchange, Conversion, Repurchase or Redemption of Notes

The U.S. federal income tax consequences resulting from a U.S. Holder’s receipt of a combination of cash and shares of our common stock (due to either (a) such U.S. Holder’s conversion of a note or (b) due to our repurchase of the note at the U.S. Holder’s option where there is a change in control, and we elect to pay the change in control purchase price in a combination of cash and shares of our stock) are uncertain. This is because U.S. federal income tax law is unclear as to whether the notes constitute a “security” for U.S. federal income tax purposes.

If a note is a “security” for U.S. federal income tax purposes, and if the receipt of a combination of cash and shares of our common stock in exchange for the note constitutes a recapitalization for U.S. federal income tax purposes, the following consequences should result to the U.S. Holder:

•	Gain, if any, (but not loss) should be recognized in an amount equal to the lesser of (i) the excess of the sum of the amount of cash plus the fair market value of stock received (excluding stock attributable to accrued and unpaid interest) over the holder’s adjusted tax basis in the note and (ii) the amount of cash received, in each case excluding cash received in lieu of a fractional share (which will be taxable as described below) and cash attributable to accrued and unpaid interest. Such gain will generally be a capital gain (subject to the market discount provisions, as discussed above), and will be long-term capital gain if the U.S. Holder held the note for more than one year.

•	The tax basis in the common stock received from us in exchange for the note upon such a conversion or repurchase by us (excluding any common stock attributable to accrued and unpaid interest) should be the same as the U.S. Holder’s tax basis in the note, (i) decreased by the sum of (x) any basis allocable to a fractional share and (y) the amount of cash, other than cash received in lieu of accrued and unpaid interest or a fractional share, if any, received in exchange and (ii) increased by the amount of any gain recognized by the U.S. Holder on the exchange, other than gain with respect to a fractional share, as described below. The tax basis in common stock attributable to accrued and unpaid interest should be equal to the amount of such accrued and unpaid interest.

•	The holding period for common stock received upon such a conversion or repurchase by us should include the holding period for the note so converted or repurchased. However, the holding period for common stock attributable to accrued and unpaid interest may likely begin no earlier than the date the interest accrued and may begin as late as on the day following the date of conversion or repurchase.

•	Cash received in lieu of a fractional share of common stock upon conversion or repurchase of the notes will generally be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain (subject to the market discount provisions, as discussed above) or loss measured by the difference between the cash received for the fractional share and the U.S. Holder’s adjusted tax basis in the fractional share. Such gain will be long-term capital gain or loss if the U.S. Holder held the note for more than one year at the time of such conversion or repurchase.

If the note is not treated as a “security” for U.S. federal income tax purposes, the conversion of a note into cash and shares of our common stock may be treated as in part a payment in redemption of a portion of the note, and in part a conversion of a portion of the note into common stock treated in an “open transaction.” In such case, the following tax consequences should result to a U.S. Holder:

•	The U.S. Holder generally would recognize capital gain or loss with respect to the portion of the note treated as sold equal to the difference between the amount of cash received by the U.S. Holder (other than amounts attributable to accrued but unpaid interest) and the U.S. Holder’s adjusted tax basis in the portion of the note treated as sold. For this purpose, the U.S. Holder’s aggregate tax basis in the note would be allocated between the portion of the note treated as sold and the portion of the note treated as converted into common stock on a pro rata basis, based on the respective fair market values of each portion.

•	With respect to the portion of the note treated as converted, a U.S. Holder generally would not recognize any income, gain or loss (except with respect to cash received in lieu of a fractional share of common stock and amounts attributable to accrued but unpaid interest not yet taken into income, as discussed below).

•	The tax basis allocated to the portion of the note treated as converted into common stock would be the U.S. Holder’s tax basis in the common stock (including any fractional share for which cash is paid, but excluding shares attributable to accrued interest). The U.S. Holder’s holding period in the common stock (other than shares attributable to accrued interest) would include the holding period in the converted note.

•	With respect to cash received in lieu of a fractional share of our common stock, a U.S. Holder would be treated as if the fractional share were received and then immediately redeemed for cash. The U.S. Holder generally would recognize gain or loss equal to the difference between the cash received and that portion of the holder’s basis in the common stock attributable to the fractional share. That gain or loss will be long term capital gain or loss if the U.S. Holder held the note for more than one year at the time of conversion.

•	Any cash and the value of any portion of our common stock that is attributable to accrued interest on the notes not yet taken into account would be taxed as ordinary income. The basis in any shares of common stock attributable to accrued interest would equal the fair market value of such shares when received. The holding period in any shares of common stock attributable to accrued interest would begin the day after the date of conversion.

Whether or note a note is a security for U.S. federal income tax purposes, if a U.S. Holder elects to exercise such holder’s conversion right with respect to a note and receives solely shares of our common stock, or if upon a change in control we are required to repurchase the note and we elect to pay the change in control purchase price solely in shares of our common stock, the following consequences should result to the U.S. Holder:

•	Income, gain or loss should not be recognized, except with respect to any amounts received which are attributable to accrued interest (which will be treated as such) or cash received in lieu of fractional shares.

•	The tax basis in the common stock received on conversion or repurchase should be the same as the holder’s adjusted tax basis in the note exchanged therefor at the time of conversion (reduced by any tax basis allocable to a fractional share). However, the tax basis in common stock attributable to accrued and unpaid interest should be equal to the amount of such accrued and unpaid interest.

•	The holding period for the common stock received on conversion or repurchase should include the holding period of the notes that were converted or repurchased. The holding period for common stock attributable to accrued and unpaid interest may likely begin no earlier than the date the interest accrued and may begin as late as on the day following the date of conversion or repurchase.

•	Cash received in lieu of a fractional share of common stock upon conversion or repurchase of the notes will generally be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain (subject to the market discount provisions, as discussed above) or loss measured by the difference between the cash received for the fractional share and the holder’s adjusted tax basis in the fractional share and will be long-term capital gain or loss if the holder held the note for more than one year at the time of such conversion or repurchase.

If a U.S. Holder elects to exercise such holder’s conversion right and receives solely cash (for example, because the conversion value for each $1,000 principal amount is not greater than $1,000), or if upon a change in control we are required to repurchase the note and we elect to pay the change in control purchase price solely in cash, the U.S. Holder should recognize gain or loss measured by the difference between the amount of cash received (other than cash received attributable to accrued interest, which will be treated as such) and the U.S. Holder’s adjusted tax basis in the note. Gain or loss recognized by the holder will generally be capital gain (subject to the market discount provisions, as discussed above) or loss, and will be long-term capital gain or loss if the note is held for more than one year. The deductibility of capital losses is subject to limitations.

A U.S. Holder generally will recognize capital gain or loss upon a sale (including a redemption of a note at our option), exchange, redemption, retirement at maturity, or other taxable disposition of a note. The U.S. Holder’s gain or loss will equal the difference between the proceeds received by the holder (other than proceeds attributable to accrued interest, which will be treated as such) and the holder’s adjusted tax basis in the note. The proceeds received by a U.S. Holder will include the amount of any cash and the fair market value of any other property received for the note. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to that holder increased by any market discount previously included in income by the holder and reduced by any amortized market premium. The gain or loss recognized by a U.S. Holder on a taxable disposition of the note will be long-term capital gain (subject to the market discount provisions, as discussed above) or loss if the holder held the note for more than one year. The deductibility of capital losses is subject to limitations.

Distributions on Common Stock

Distributions made on the common stock after a conversion or repurchase generally will be included in your income as ordinary dividend income to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. If a U.S. Holder is a corporation, it may qualify for a dividends received deduction. In addition, pursuant to recently enacted legislation, dividends in respect of our common stock paid to certain non-corporate U.S. Holders (including individuals) in taxable years beginning before January 1, 2011 generally should be eligible to qualify for preferential rates of United States federal income tax. Distributions in excess of amounts treated as dividend income will be treated first as a return of capital, to the extent of your basis in the common stock, and then as capital gain.

Adjustment of Conversion Price

An adjustment to the conversion price of the notes may be treated as if you received a distribution in respect of common stock, unless the adjustment is made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing dilution of the interest of the note holders. Certain of the possible adjustments provided in the notes (including, for example, adjustments in respect of taxable dividends to our stockholders) will not qualify as being made pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you will be deemed to receive constructive distributions taxable as dividends to the extent of our current and accumulated earnings and profits, even though you will not have received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may result in taxable dividend income to our stockholders.

Sale of Common Stock

If a U.S. Holder sells common stock, it will recognize capital gain (subject to the market discount provisions, as discussed above) or loss equal to the difference between the sale proceeds received and the adjusted tax basis in the common stock. The capital gain or loss will be long-term capital gain or loss if the holding period in the common stock is more than one year at the time of the sale or exchange. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, will generally be taxed at a lower U.S. federal income tax rate than ordinary income. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

Payments we make to U.S. Holders related to the notes or the common stock will be reported to the IRS, unless you are an exempt recipient or otherwise establish an exemption. Backup withholding may apply to payments you receive if you fail to provide us with certain identifying information (including your correct taxpayer identification number) in the manner required and if you are not otherwise exempt from this requirement. Generally, individuals are not exempt recipients and corporations are exempt recipients. The amount of backup withholding withheld from payments to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund.

Non-U.S. Holders

The following discussion is limited to certain of the U.S. federal income tax consequences relevant to Non-U.S. Holders. For purposes of this discussion, interest, dividends and gain on the sale, exchange or other disposition of a note or common stock will be “U.S. trade or business income” if such income or gain is effectively connected with the conduct of a U.S. trade or business and, in the case of certain treaty residents, is also attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

Taxation of Interest

•	Portfolio Interest. Generally any interest paid to you that is not U.S. trade or business income will not be subject to U.S. tax if the interest qualifies as portfolio interest. Generally interest on the notes will qualify as portfolio interest if: — you do not actually or constructively own 10% or more of the total voting power of all our voting stock and you are not a “controlled foreign corporation” with respect to which we are a “related person” within the meaning of the Internal Revenue Code; — you are not a bank receiving interest on an extension of credit made pursuant to a loan agreement made in the ordinary course of your trade or business; and — you, as the beneficial owner, under penalty of perjury, certify that you are not a U.S. person and such certificate provides your name and address and certain other information. This certification generally can be made on IRS Form W-8BEN or successor form and can be either provided directly to us or our paying agent, or if you hold your interest through a qualified financial institution, such certification can be provided to the financial institution, with the financial institution providing a copy to us. In the case of notes held by a foreign partnership, the certification must be provided by the partners rather than by the foreign partnership and the partnership must provide certain information, including a taxpayer identification number. A look-through rule applies in the case of tiered partnerships.

•	U.S. Trade or Business Income. Interest paid to you that is U.S. trade or business income will be taxed at regular U.S. rates, on a net income basis, rather than at the 30% gross tax rate, and will not be subject to withholding if you provide us with a properly executed IRS Form W-8ECI or successor form or otherwise establish an exemption from withholding. If you are a foreign corporation, such income may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the actual or deemed repatriation from the U.S. of earnings and profits attributable to U.S. trade or business income) at a 30% rate. The branch profits tax might not apply (or may apply at a reduced rate) if you are a qualified resident of a country with which the United States has an income tax treaty which provides for an exemption from the branch profits tax or a reduced branch profits tax rate.

•	Neither Portfolio Interest Nor U.S. Trade or Business Income. Interest paid to you that does not qualify for the portfolio interest exemption and that is not U.S. trade or business income will be subject to U.S. federal income tax withholding at the rate of 30%, unless a U.S. income tax treaty applies to reduce or eliminate withholding. To claim the benefit of a tax treaty, you must provide a properly executed IRS Form W-8BEN or successor form, prior to the payment of interest.

Sale, Exchange or Redemption of the Notes or Common Stock

You will not be subject to U.S. federal income tax or tax withholding on gains realized on the sale or other taxable disposition (including a redemption at our option and, in certain circumstances, a repurchase) of a note or on common stock received upon conversion or repurchase unless:

•	you are an individual and you are present in the U.S. for 183 days or more in the taxable year of the disposition, and certain conditions are met;

•	such gain is effectively connected with your conduct of a trade or business in the U.S. and, if required under an applicable U.S. income tax treaty, is attributable to a U.S. permanent establishment that you maintain;

•	you are subject to special provisions applicable to certain U.S. expatriates; or

•	you hold more than 5% of our stock and we are or have been, at any time within the shorter of the five-year period preceding such disposition or the period you held the common stock, a U.S. real property holding corporation for U.S. federal income tax purposes. We do not believe that we currently are or have been a U.S. real property holding corporation or that we will become one in the future.

Conversion or Repurchase of the Notes for Common Stock

You will not be subject to U.S. federal income tax or tax withholding on the conversion of a note into common stock (including the receipt of our common stock upon a repurchase of a note). Cash received in lieu of a fractional share of stock may give rise to gain that would be subject to the rules described above with respect to the sale or exchange of a note or common stock. See “Sale, Exchange or Redemption of the Notes or Common Stock” above.

Adjustment of Conversion Price

The conversion price of the notes is subject to adjustment in certain circumstances. Any such adjustment could, in certain circumstances, give rise to a deemed distribution that could be treated as a dividend for U.S. federal income tax purposes. See “U.S. Holders — Adjustment of Conversion Price” above. In such case, the deemed dividend would be subject to the rules below regarding withholding of U.S. federal income tax on dividends in respect of common stock.

Distributions on Common Stock

Distributions on common stock will be a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid on common stock will be subject to U.S. federal income tax withholding at a rate of 30% (or lower treaty rate, if applicable) unless the dividend is effectively connected with the conduct of a U.S. trade or business and, if required by a tax treaty, is attributable to a permanent establishment maintained in the United States, in which case the dividend will be subject to the same U.S. federal income tax on net income that applies to U.S. persons generally (and with respect to corporate holders under certain circumstances, the branch profits tax). You may be required to satisfy certain requirements in order to claim a reduction of or exemption from withholding under these rules.

Backup Withholding and Information Reporting

In general, backup withholding and information reporting will not apply to principal or interest paid to you provided an exemption has been established or we receive the requisite certification that you are a Non-U.S. Holder (assuming that neither we nor our paying agent has actual knowledge that you, as the holder, are a U.S. Holder, or that the conditions of any other exemption are not in fact satisfied). However, we and other payors are required to report payments of interest on such Non-U.S. Holders’ notes on IRS Form 1042-S even if the payments are not otherwise subject to information reporting requirements.

Dividends on common stock paid to you will be subject to certain information reporting requirements and will be subject to U.S. withholding tax (unless a tax treaty applies to eliminate such withholding), but generally will be exempt from U.S. backup withholding tax.

Payments of the proceeds of the sale of a note or common stock to or through a foreign office of a U.S. broker or a foreign broker that is a “controlled foreign corporation” within the meaning of the Internal Revenue Code or a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with the conduct of a trade or business within the U.S. are currently subject to certain information reporting requirements, unless the payee is an exempt recipient or such broker has evidence in its records that the payee is a Non-U.S. Holder and no actual knowledge that such evidence is false and certain other conditions are met. In general, such payments are not currently subject to backup withholding.

Payments of the proceeds of a sale of a note or common stock to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury as to his or her status as a Non-U.S. Holder and satisfies certain other qualifications (and no agent of the broker who is responsible for receiving or reviewing such statement has actual knowledge that it is incorrect) and provides his or her name and address or the payee otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder of a note or common stock will be allowed as a credit against such holder’s U.S. federal income tax, if any, or will be otherwise refundable provided that the required information is furnished to the IRS in a timely manner.

Primary responsibility for withholding can be shifted to certain financial intermediaries acting on behalf of beneficial owners. You should consult with your tax advisor regarding the application of the backup withholding rules to your particular situation, the availability of an exemption from withholding or backup withholding and the procedure for obtaining such an exemption, if available.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU SHOULD CONSULT YOUR OWN TAX ADVISER AS TO THE PARTICULAR U.S. FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND OUR COMMON STOCK. TAX ADVISORS SHOULD ALSO BE CONSULTED AS TO THE U.S. ESTATE AND GIFT TAX CONSEQUENCES AND THE FOREIGN, STATE AND LOCAL TAX CONSEQUENCES OF PURCHASING, HOLDING OR DISPOSING OF OUR NOTES AND COMMON STOCK, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

SELLING SECURITYHOLDERS

The notes offered hereby were originally issued by us in a private placement in October 2006. The notes were issued to persons reasonably believed to be “qualified institutional buyers,” as defined in Rule 144A under the Securities Act, in transactions exempt from the registration requirements of the Securities Act. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock issued upon conversion of the notes.

The following table sets forth information, as of December   , 2007, with respect to the selling securityholders and the respective principal amounts of notes and common stock beneficially owned by each selling securityholder that may be offered pursuant to this prospectus. Such information has been obtained from the selling securityholders. Unless otherwise indicated, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates. Because the selling securityholders may offer all or some portion of the notes or the common stock issuable upon conversion of the notes pursuant to this prospectus, no estimate can be given as to the amount of the notes or the common stock issuable upon conversion of the notes that will be held by the selling securityholders upon termination of any particular offering. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.

	Principal Amount of Notes		Number of Shares of Common Stock
	Beneficially Owed	Percentage of
	and Offered	Notes	Beneficially		Owned After
Selling Securityholder(1)	Hereby(1)	Outstanding	Owned(1)(2)	Offered Hereby	the Offering

Total	$100,000,000.00	100%	12,308,725	12,308,725	0

*	Less than 1%

(1)	Information concerning the selling securityholders may change from time to time. Any such changed information will be set forth in amendments or supplements to this prospectus if and when necessary.

(2)	The notes are subject to a net share settlement provision which provides that, upon conversion of the notes by the holders, the holders will receive cash and, only to the extent that the conversion value of the notes exceeds $1,000, shares of Finisar common stock. The above table assumes a volume weighted average price per share of $5.50, and a cash payment in lieu of any fractional share interest. The actual volume weighted average price per share will be determined as described under “Description of Notes — Conversion Rights,” and the actual number of shares of common stock issuable upon conversion of the notes may be greater than or less than the amounts set forth in the above table, depending on the actual conversion value of the notes at the time of conversion. See the description of the terms of the net share settlement under “Description of Notes — Conversion Rights.”

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the notes or the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders; and

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be “underwriters.” As a result, any profits on the sale of the notes and underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to be deemed underwriters, the selling securityholders may be subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

If the notes and underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The notes and underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq Global Select Market in the case of the common stock;

•	in the over-the-counter market;

•	otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the notes and underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and underlying common stock short and deliver notes and underlying common stock to close out short positions, or loan or pledge notes and underlying common stock to broker-dealers that in turn may sell the notes and underlying common stock.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may not sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. Any selling securityholder may instead transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus. In addition, any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

Our common stock trades on the Nasdaq Global Select Market under the symbol “FNSR.” No assurance can be given as to the development of liquidity or any trading market for the notes.

The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

Pursuant to the registration rights agreement filed as an exhibit to the registration statement of which this prospectus is a part, we and the selling securityholders will be indemnified by each other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 750,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

The following is a summary of some of the terms of our common stock, preferred stock, charter, bylaws and stockholder rights plan and certain provisions of Delaware Law. The following summary does not purport to be complete and is qualified in its entirety by reference to the terms of our charter, bylaws, stockholder rights plan and Delaware law. Please see those documents and Delaware law for further information.

Common Stock

As of November 30, 2007, there were 308,634,829 shares of our common stock outstanding. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of common stock are not entitled to cumulate their votes in the election of directors. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividends declared by the Board of Directors out of funds legally available therefor. See “Dividend Policy.” In the event of a liquidation, dissolution or winding up of Finisar, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Holders of our common stock have no preemptive, conversion or redemption rights. Each outstanding share of common stock is, and all shares of common stock issued upon conversion of the notes will be, fully paid and non-assessable.

Preferred Stock

Our Board of Directors has the authority, without further action by our stockholders, to issue preferred stock in one or more series. In addition, the Board of Directors may fix the rights, preferences and privileges of any preferred stock it determines to issue. Any or all of these rights may be superior to the rights of the common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Finisar or to make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of our common stock or otherwise adversely affect the rights of holders of our common stock. At present, we have no plans to issue any shares of preferred stock.

Registration Rights

Holders of 2 1/2% Convertible Senior Subordinated Notes due 2010

Pursuant to a registration rights agreement dated as of October 12, 2006 between Finisar and the initial purchasers of the notes, we agreed to file, at our expense, with the SEC a registration statement covering resales by holders of all notes and the common stock issuable upon conversion of the notes. Upon effectiveness, we are required to use our best efforts to keep the registration statement effective until the earlier of (A) the date that is two years after the last date of original issuance of any of the notes or (October 17, 2008); (B) the date when the holders of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act or any successor rule thereto or otherwise; or (C) the sale pursuant to the registration statement of all securities registered thereunder.

We will be permitted to suspend the use of the prospectus that is part of the registration statement under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events for a period not to exceed 30 days in any three-month period and not to exceed an aggregate of 90 days in any 12-month period. If:

•	the registration statement is not filed on or prior to the 60th day following the earliest date of original issuance of any of the notes;

•	on the 181st day following the earliest date of original issuance of any of the notes, the registration statement has not been declared effective;

•	the registration statement, previously declared effective, shall cease to be effective or fail to be usable without being succeeded within five business days by a post-effective amendment or a report filed with the Commission pursuant to the Exchange Act that cures the failure of the registrations statement to be effective or usable; or

•	the prospectus has been suspended as described in the proceeding paragraph longer than the period permitted by such paragraph;

each, a registration default, additional interest as liquidated damages will accrue on the notes, from and including the day following the registration default to but excluding the day on which the registration default has been cured. Liquidated damages will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date, as applicable, following the date on which such liquidated damages begin to accrue, and will accrue at a rate per year equal to:

•	an additional 0.25% of the principal amount to and including the 90th day following such registration default; and

•	an additional 0.5% of the principal amount from and after the 91st day following such registration default.

In no event will liquidated damages accrue at a rate per year exceeding 0.5%. If a holder has converted some or all of its notes into common stock, the holder will be entitled to receive equivalent amounts based on the principal amount of the notes converted. We have not complied with the registration requirements in the agreement and, as of October 28, 2007, we have accrued a liability of approximately $364,000 for liquidated damages under the agreement.

AZNA LLC

Under an acquisition agreement with AZNA LLC, or AZNA, we agreed to file with the SEC, at our expense, a registration statement on Form S-1 (for which this prospectus is a part) covering the resale of shares of our common stock issued upon conversion of convertible promissory notes having an aggregate principal amount of approximately $16.95 million which were issued to the primary unitholder of AZNA in the acquisition. We are required to use our commercially reasonable efforts to keep the registration statement effective until the earlier of such time as the selling stockholder may sell all of the shares held by the selling stockholder without registration pursuant to Rules 144(k) or 145 under the Securities Act, or such time as the selling stockholder has sold all of the shares issuable to him upon conversion of the convertible promissory notes. We will be permitted to suspend the use of the prospectus that is part of the registration statement under certain circumstances relating to material undisclosed information or events concerning us.

Antitakeover Provisions

Delaware Law

Finisar is subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an “interested stockholder” for a period of three years, unless:

•	prior to the time that a stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the time that a stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include (a) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (b) the affiliates and associates of any such person.

Certificate of Incorporation and Bylaw Provisions

Provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of Finisar. These provisions could cause the value of the notes and the price of our common stock to decrease. Some of these provisions allow us to issue preferred stock without any vote or further action by the stockholders, eliminate the right of stockholders to act by written consent without a meeting and eliminate cumulative voting in the election of directors. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of Finisar.

Our certificate of incorporation provides that the Board of Directors will be divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of the Board of Directors, because the classification of the Board of Directors generally increases the difficulty of replacing a majority of the directors.

Stockholder Rights Plan

In September 2002, our Board of Directors adopted a stockholder rights plan under which our stockholders received one share purchase right for each share of our common stock held by them. The rights are not currently exercisable or tradable separately from our common stock and are currently evidenced by the common stock certificates. The rights expire on September 24, 2012 unless earlier redeemed or exchanged by us. Subject to exceptions, the rights will separate from our common stock and become exercisable when a person or group (other than certain exempt persons) acquires, or announces its intention to commence a tender or exchange offer upon completion of which such person or group would acquire, 20% or more of our common stock without prior Board approval. Should such an event occur, then, unless the rights are redeemed or exchanged or have expired, Finisar stockholders, other than the acquirer, will be entitled to purchase shares of our common stock at a 50% discount from its then-Current Market Price (as defined) or, in the case of certain business combinations, purchase the common stock of the acquirer at a 50% discount.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

LEGAL MATTERS

The validity of the notes and the common stock offered hereby will be passed upon for us by DLA Piper US LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K, for the year ended April 30, 2007, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including the exhibits and schedules thereto, under the Securities Act with respect to the shares to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus and in the documents incorporated herein by reference as to the contents of any contract, agreement or other document referred to, are not necessarily complete, and in each instance please refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.

You may read and copy all or any portion of the registration statement or any reports, statements or other materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings, including the registration statement will also be available to you on the SEC’s website. The address of this site is http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. The information incorporated by reference is considered to be part of this prospectus. The information incorporated by reference in this prospectus is accurate only as of the date of the information on the front cover of the applicable document, or such earlier date as is expressly stated or otherwise apparent with respect to such incorporated information in the applicable document, regardless of the time of delivery of this prospectus or any sale of the common stock.

The following documents (other than annual reports, or portions thereof, furnished under Item 2.02 of Form 8-K) filed with the SEC are incorporated by reference in this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended April 30, 3007;

•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended July 29, 2007 and October 28, 2007;

•	our Current Reports on Form 8-K, filed with the SEC on May 1, 2007, May 15, 2007, June 12, 2007, July 12, 2007, July 20, 2007, August 28, 2007, September 4, 2007, September 6, 2007, September 18, 2007, December 4, 2007 and December 5, 2007; and

•	our Current Report on Form 8-K/A, filed with the SEC on June 13, 2007

This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. You should rely only on the information incorporated by reference as provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus or the date of the documents incorporated by reference in this prospectus.

You may access our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to any of these reports, free of charge on the SEC’s website. You may also access the documents incorporated by reference on our website at www.finisar.com. We do not consider information contained on, or that can be accessed through, our website to be part of this prospectus.

In addition, we will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference. You should direct any requests for documents to Corporate Secretary, Finisar Corporation, 1389 Moffett Park Drive, Sunnyvale, California, 94089 or call (408) 548-1000.

$100,000,000

FINISAR CORPORATION

2 1/2% Convertible Senior Subordinated Notes due 2010

PROSPECTUS

          , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. Except for the SEC registration fee, all amounts are estimates.

SEC registration fee	$3,070.00
Accounting fees and expenses	20,000.00
Legal fees and expenses	20,000.00
Printing and engraving expenses	5,000.00
Miscellaneous expenses	1,930.00

Total	$50,000.00

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law (“DGCL”) permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant’s Certificate of Incorporation and Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by the DGCL, including in circumstances in which indemnification is otherwise discretionary under such law. In addition, with the approval of the Board of Directors and the stockholders, the Registrant has entered into separate indemnification agreements with its directors, officers and certain employees which require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature) and to obtain directors’ and officers’ insurance, if available on reasonable terms.

These indemnification provisions may be sufficiently broad to permit indemnification of the Registrant’s officers, directors and other corporate agents for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”).

The Registrant’s Chief Executive Officer, former Chief Technical Officer and Senior Vice President — Finance and Chief Financial Officer have been named as defendants in the securities class action lawsuit described under the caption “Risk Factors — We are subject to other pending legal proceedings” in Part I of the registration statement. Certain current or former officers and directors of the Registrant have been named as defendants in the stock option derivative litigation described under the caption “Risk Factors — We have been named as a party to derivative action lawsuits, . . .” in Part I of the registration statement. These current or former officers and directors either have or are likely to assert a claim for indemnification in connection with this litigation. Other than the securities class action litigation and the stock option derivative litigation, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of the Registrant.

The Registrant has obtained liability insurance for the benefit of its directors and officers.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

Since December 1, 2004, we have issued and sold the following unregistered securities:

(1)	AZNA LLC

On March 26, 2007, we completed our acquisition of AZNA LLC (“AZNA”), a privately-held photonic components and subsystems company based in Wilmington, Massachusetts. The governing agreement provided for the purchase of all of the outstanding securities of AZNA and the issuance by Finisar to the sole holder of AZNA’s preferred units and voting common units a promissory note having an aggregate principal amount of approximately

$15.59 million which is convertible into shares of Finisar common stock upon the effectiveness of this registration statement, as well as approximately $1.23 million in cash to holders of non-voting common units and options. A second convertible promissory note in the principal amount of $1.36 million, as well as a cash amount of approximately $1.47 million, was deposited into an escrow account for twelve (12) months following the closing to satisfy certain indemnification obligations of the AZNA securityholders. The exact number of shares of Finisar common stock to be issued pursuant to the promissory notes is dependent on the trading price of Finisar’s common stock on the dates of conversion of the notes. The issuance of such notes and the shares of common stock issuable upon conversion thereof were not registered under the Securities Act in reliance on the exemption from registration provided by Section 4(2) and Regulation D promulgated under the Securities Act.

(2)	2 1/2% Convertible Senior Subordinated Notes due 2010

On October 12, 2006, we completed a series of exchanges of an aggregate of $100 million of our 2 1/2% Convertible Subordinated Notes due 2010 for the same principal amount of a new series of 2 1/2% Convertible Senior Subordinated Notes due 2010 (the “New Notes”). The New Notes are unsecured senior indebtedness, bear interest at 2 1/2% per annum, and are convertible into approximately 305 shares of Finisar common stock per $1,000 principal amount of the New Notes. However, the New Notes contain provisions known as net share settlement which require that, upon conversion of the New Notes, we will pay holders in cash for up to the principal amount of the converted New Notes and that any amounts in excess of the cash amount will be settled in shares of Finisar common stock. The New Notes and the common stock issuable upon conversion of the New Notes have not been registered and sold under the Securities Act, or applicable state securities laws, and were offered and sold only to qualified institutional buyers in reliance on Rule 144A under the Securities Act.

(3)	CyOptics, Inc.

On April 29, 2005, we entered into a Series F Preferred Stock Purchase Agreement (the “Purchase Agreement”) with CyOptics, Inc. (“CyOptics”). Pursuant to the Purchase Agreement, we issued a convertible promissory note (the “Note”) in the principal amount of $3,750,000 as consideration for the purchase of 24,298,580 shares of CyOptics Series F Preferred Stock. The terms of the Note provide for four weekly conversions of equal portions of the outstanding principal of the Note into shares of our common stock, commencing upon the effectiveness of a registration statement filed to cover the resales of such shares by CyOptics. A total of 3,594,607 shares of our common stock was issued upon the conversion of the note. The issuance of the Note and the shares of the Company’s common stock issuable upon conversion thereof were not registered under the Securities Act in reliance on the exemption from registration set forth in Section 4(2) of the Securities Act.

(4)	InterSAN, Inc.

On May 12, 2005, we completed the acquisition of InterSAN, Inc. (“InterSAN”), a privately held company located in Scotts Valley, California, pursuant to an Agreement and Plan of Reorganization dated March 2, 2005 (the “Agreement”). Under the terms of the Agreement, InterSAN merged with a wholly-owned subsidiary of Finisar and the holders of InterSAN’s securities were entitled to receive up to 7,132,186 shares of Finisar common stock having a value of approximately $8.8 million. Approximately ten percent (10%) of the shares of Finisar common stock that would otherwise be distributed to the holders of InterSAN’s securities at the closing of the acquisition were deposited into an escrow account for twelve (12) months following the closing for the purpose of providing a fund against which Finisar may assert claims for damages, if any, based on breaches of the representations and warranties made by InterSAN in the Agreement. The issuance of such shares was not registered under the Securities Act in reliance on the exemption from registration provided by Section 3(a)(10) of the Securities Act.

(5)	Acquisition of I-TECH CORP.

On April 8, 2005, we completed our acquisition of I-TECH CORP. (“I-TECH”), a privately-held network test and monitoring company based in Eden Prairie, Minnesota. The governing agreement provided for the merger of I-TECH with a wholly-owned subsidiary of Finisar and the issuance by Finisar to the sole holder of I-TECH’s common stock promissory notes having an aggregate principal amount of approximately $12.1 million which were convertible into shares of Finisar common stock over a period of one year following the closing of the acquisition. A convertible promissory note in the principal amount of $1 million was deposited into an escrow account for twelve (12) months following the closing to satisfy certain indemnification obligations of the I-TECH stockholder. A total of 10,107,550 shares of our common stock was issued upon the conversion of the notes. The issuance of such notes and the shares of common stock issuable upon conversion thereof was not registered under the Securities Act in reliance on the exemption from registration provided by Section 4(2) and Regulation D promulgated under the Securities Act.

(6)	Infineon Technologies, AG

On January 31, 2005, we completed the acquisition from Infineon Technologies AG (“Infineon”) of certain assets associated with the design, development and manufacture of optical transceiver products from Infineon’s fiber optics business unit, in exchange for the issuance of 34,000,000 shares of our common stock. The issuance of such shares was not registered under the Securities Act in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

Exhibit
Number	Description of Document

2.1	Master Sale and Purchase Agreement by and between Infineon Technologies AG and Finisar Corporation, dated January 25, 2005(1)
3.1	Amended and Restated Bylaws of Registrant(2)
3.2	Restated Certificate of Incorporation of Registrant(3)
3.3	Certificate of Amendment to Restated Certificate of Incorporation of Registrant, filed with the Delaware Secretary of State on June 19, 2001(4)
3.4	Certificate of Elimination regarding the Registrant’s Series A Preferred Stock(5)
3.5	Certificate of Designation(6)
3.6	Certificate of Amendment to Restated Certificate of Incorporation of Registrant, filed with the Delaware Secretary of State on May 11, 2005(7)
3.7	Amended and Restated Certificate of Incorporation of Registrant(8)
4.1	Specimen certificate representing the common stock(9)
4.2	Form of Rights Agreement between the Company and American Stock Transfer and Trust Company, as Rights Agent (including as Exhibit A the form of Certificate of Designation, Preferences and Rights of the Terms of the Series RP Preferred Stock, as Exhibit B the form of Right Certificate, and as Exhibit C the Summary of Terms of Rights Agreement)(10)
4.3	Indenture between the Company and U.S. Bank Trust National Association, a national banking association, dated October 15, 2001(11)
4.4	Indenture between the Company and U.S. Bank Trust National Association, a national banking association, dated October 15, 2003(12)
4.5	Indenture between the Company and U.S. Bank Trust National Association, a national banking association, dated October 12, 2006(13)
5.1	Opinion of DLA Piper US LLP
10.1	Form of Indemnity Agreement between Registrant and Registrant’s directors and officers(3)
10.2	1989 Stock Option Plan(9)
10.3	1999 Stock Option Plan(14)
10.4	1999 Employee Stock Purchase Plan, as amended and restated effective March 2, 2005(15)
10.5	Executive Retention and Severance Plan(16)
10.6	Purchase Agreement by and between FSI International, Inc. and Finisar Corporation, dated February 4, 2005(17)

Exhibit
Number	Description of Document

10.7	Assignment and Assumption of Purchase and Sale Agreement between Finisar Corporation and Finistar (CA-TX) Limited Partnership, dated February 4, 2005(18)
10.8	Lease Agreement by and between Finistar (CA-TX) Limited Partnership and Finisar Corporation, dated February 4, 2005(19)
10.9	Form of Stock Option Agreement for options granted under the 2005 Stock Incentive Plan(20)
10.10	International Employee Stock Purchase Plan(21)
10.11	Finisar Corporation 2005 Stock Incentive Plan(22)
10.12	Letter Agreement dated December 28, 2005 between Finisar Corporation and Dr. Frank H. Levinson(23)
10.13	Form of Exchange Agreement by and between Finisar Corporation and certain holders of 2 1/2% Convertible Subordinated Notes due 2010, dated October 6, 2006(24)
10.14	Registration Rights Agreement among Finisar Corporation and the initial purchasers of 2 1/2% Convertible Senior Subordinated Notes due 2010, dated October 12, 2006(25)
10.15	Purchase Agreement among Finisar Corporation, AZNA LLC, Parviz Tayebati, the common unitholders and optionholders set forth therein, and Parviz Tayebati, as the Seller’s Representative, dated March 23, 2007(26)
10.16	Convertible Promissory Note issued by Finisar Corporation to Parviz Tayebati with a principal amount of $15,592,926, dated March 26, 2007(27)
10.17	Convertible Promissory Note issued by Finisar Corporation to Parviz Tayebati with a principal amount of $1,357,000, dated March 26, 2007(28)
12	Statement Regarding Computation of Ratios
21	List of Subsidiaries of the Registrant(29)
23.1	Consent of DLA Piper US LLP (contained in Exhibit 5.1)
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
24	Power of Attorney (incorporated by reference to the signature page of this Registration Statement)
25	Statement of Eligibility of the Trustee on Form T-1

(1)	Incorporated by reference to Exhibit 2.8 to Registrant’s Current Report on Form 8-K filed January 28, 2005.

(2)	Incorporated by reference to Exhibit 3.1 to Registrant’s Annual Report on Form 10-K filed December 4, 2007

(3)	Incorporated by reference to Exhibit 3.3 to Registrant’s Registration Statement on Form S-1/A filed October 19, 1999 (File No. 333-87017).

(4)	Incorporated by reference to Exhibit 3.6 to Registrant’s Annual Report on Form 10-K filed July 18, 2001.

(5)	Incorporated by reference to Exhibit 3.8 to Registrant’s Registration Statement on Form S-3 filed December 18, 2001 (File No. 333-75380).

(6)	Incorporated by reference to Exhibit 99.2 to Registrant’s Registration Statement on Form 8-A12G filed on September 27, 2002.

(7)	Incorporated by reference to Exhibit 3.3 to Registrant’s Registration Statement on Form S-3 filed May 18, 2005 (File No. 333-125034).

(8)	Incorporated by reference to Exhibit 3.11 to Registrant’s Annual Report on Form 10-K filed July 29, 2005.

(9)	Incorporated by reference to the same numbered exhibit to Registrant’s Registration Statement on Form S-1/A filed October 19, 1999 (File No. 333-87017).

(10)	Incorporated by reference to Exhibit 4.2 to Registrant’s Current Report on Form 8-K filed September 27, 2002.

(11)	Incorporated by reference to Exhibit 4.3 to Registrant’s Quarterly Report on Form 10-Q for the period ended October 31, 2001 filed December 12, 2001.

(12)	Incorporated by reference to the same numbered exhibit to Registrant’s Quarterly Report on Form 10-Q for the period ended October 31, 2003 filed December 10, 2003.

(13)	Incorporated by reference to Exhibit 4.8 to Registrant’s Current Report on Form 8-K filed October 17, 2006.

(14)	Incorporated by reference to Exhibit 10.3 to Registrant’s Registration Statement on Form S-1 filed September 13, 1999 (File No. 333-87017).

(15)	Incorporated by reference to Exhibit 99.1 to Registrant’s Registration Statement on Form S-8 filed May 23, 2005 (File No. 333-125147).

(16)	Incorporated by reference to Exhibit 10.21 to Registrant’s Annual Report on Form 10-K/A filed February 10, 2005.

(17)	Incorporated by reference to Exhibit 10.23 to Registrant’s Current Report on Form 8-K filed February 9, 2005.

(18)	Incorporated by reference to Exhibit 10.24 to Registrant’s Current Report on Form 8-K filed February 9, 2005.

(19)	Incorporated by reference to Exhibit 10.25 to Registrant’s Current Report on Form 8-K filed February 9, 2005.

(20)	Incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed June 14, 2005.

(21)	Incorporated by reference to Exhibit 99.2 to Registrant’s Registration Statement on Form S-8 filed May 23, 2005 (File No. 333-125147).

(22)	Incorporated by reference to Exhibit 99.1 to Registrant’s Current Report on Form 8-K filed October 19, 2005.

(23)	Incorporated by reference to Exhibit 10.35 to Registrant’s Current Report on Form 8-K filed January 3, 2006.

(24)	Incorporated by reference to Exhibit 10.36 to Registrant’s Current Report on Form 8-K filed October 17, 2006.

(25)	Incorporated by reference to Exhibit 10.37 to Registrant’s Current Report on Form 8-K filed October 17, 2006.

(26)	Incorporated by reference to Exhibit 10.36 to Registrant’s Current Report on Form 8-K filed March 27, 2007.

(27)	Incorporated by reference to Exhibit 10.37 to Registrant’s Current Report on Form 8-K filed March 27, 2007.

(28)	Incorporated by reference to Exhibit 10.38 to Registrant’s Current Report on Form 8-K filed March 27, 2007.

(29)	Incorporated by reference to Exhibit 21 to Registrant’s Annual Report on Form 10-K filed December 4, 2007.

(b) Financial Statement Schedules.

None.

ITEM 17.	UNDERTAKINGS

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To Remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Sunnyvale, State of California, on December 18, 2007.

FINISAR CORPORATION

By:	/s/ Jerry S. Rawls
Jerry S. Rawls
President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jerry S. Rawls and Stephen K. Workman, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-1, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-facts and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ Jerry S. Rawls Jerry S. Rawls	Chief Executive Officer (Principal Executive Officer) and Chairman of the Board of Directors	December 18, 2007

/s/ Stephen K. Workman Stephen K. Workman	Senior Vice President, Finance, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	December 18, 2007

Roger C. Ferguson	Director	December __, 2007

/s/ David C. Fries David C. Fries	Director	December 18, 2007

/s/ Frank H. Levinson Frank H. Levinson	Director	December 18, 2007

Larry D. Mitchell	Director	December __, 2007

Name	Title	Date

/s/ Robert N. Stephens Robert N. Stephens	Director	December 18, 2007

/s/ Dominique Trempont Dominique Trempont	Director	December 18, 2007

EXHIBIT INDEX

Exhibit
Number		Description of Document

2.1		Master Sale and Purchase Agreement by and between Infineon Technologies AG and Finisar Corporation, dated January 25, 2005(1)
3.1		Amended and Restated Bylaws of Registrant(2)
3.2		Restated Certificate of Incorporation of Registrant(3)
3.3		Certificate of Amendment to Restated Certificate of Incorporation of Registrant, filed with the Delaware Secretary of State on June 19, 2001(4)
3.4		Certificate of Elimination regarding the Registrant’s Series A Preferred Stock(5)
3.5		Certificate of Designation(6)
3.6		Certificate of Amendment to Restated Certificate of Incorporation of Registrant, filed with the Delaware Secretary of State on May 11, 2005(7)
3.7		Amended and Restated Certificate of Incorporation of Registrant(8)
4.1		Specimen certificate representing the common stock(9)
4.2		Form of Rights Agreement between the Company and American Stock Transfer and Trust Company, as Rights Agent (including as Exhibit A the form of Certificate of Designation, Preferences and Rights of the Terms of the Series RP Preferred Stock, as Exhibit B the form of Right Certificate, and as Exhibit C the Summary of Terms of Rights Agreement)(10)
4.3		Indenture between the Company and U.S. Bank Trust National Association, a national banking association, dated October 15, 2001(11)
4.4		Indenture between the Company and U.S. Bank Trust National Association, a national banking association, dated October 15, 2003(12)
4.5		Indenture between the Company and U.S. Bank Trust National Association, a national banking association, dated October 12, 2006(13)
5.1		Opinion of DLA Piper US LLP
10.1		Form of Indemnity Agreement between Registrant and Registrant’s directors and officers(3)
10.2		1989 Stock Option Plan(9)
10.3		1999 Stock Option Plan(14)
10.4		1999 Employee Stock Purchase Plan, as amended and restated effective March 2, 2005(15)
10	.5*	Executive Retention and Severance Plan(16)
10.6		Purchase Agreement by and between FSI International, Inc. and Finisar Corporation, dated February 4, 2005(17)
10.7		Assignment and Assumption of Purchase and Sale Agreement between Finisar Corporation and Finistar (CA-TX) Limited Partnership, dated February 4, 2005(18)
10.8		Lease Agreement by and between Finistar (CA-TX) Limited Partnership and Finisar Corporation, dated February 4, 2005(19)
10.9		Form of Stock Option Agreement for options granted under the 2005 Stock Incentive Plan(20)
10.10		International Employee Stock Purchase Plan(21)
10.11		Finisar Corporation 2005 Stock Incentive Plan(22)
10.12		Letter Agreement dated December 28, 2005 between Finisar Corporation and Dr. Frank H. Levinson(23)
10.13		Form of Exchange Agreement by and between Finisar Corporation and certain holders of 2 1/2% Convertible Subordinated Notes due 2010, dated October 6, 2006(24)
10.14		Registration Rights Agreement among Finisar Corporation and the initial purchasers of 2 1/2% Convertible Senior Subordinated Notes due 2010, dated October 12, 2006(25)
10.15		Purchase Agreement among Finisar Corporation, AZNA LLC, Parviz Tayebati, the common unitholders and optionholders set forth therein, and Parviz Tayebati, as the Seller’s Representative, dated March 23, 2007(26)

Exhibit
Number	Description of Document

10.16	Convertible Promissory Note issued by Finisar Corporation to Parviz Tayebati with a principal amount of $15,592,926, dated March 26, 2007(27)
10.17	Convertible Promissory Note issued by Finisar Corporation to Parviz Tayebati with a principal amount of $1,357,000, dated March 26, 2007(28)
12	Statement Regarding Computation of Ratios
21	List of Subsidiaries of the Registrant(29)
23.1	Consent of DLA Piper US LLP (contained in Exhibit 5.1)
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
24	Power of Attorney (incorporated by reference to the signature page of this Registration Statement)
25	Statement of Eligibility of the Trustee on Form T-1

(1)	Incorporated by reference to Exhibit 2.8 to Registrant’s Current Report on Form 8-K filed January 28, 2005.

(2)	Incorporated by reference to Exhibit 3.1 to Registrant’s Annual Report on Form 10-K filed December 4, 2007

(3)	Incorporated by reference to Exhibit 3.3 to Registrant’s Registration Statement on Form S-1/A filed October 19, 1999 (File No. 333-87017).

(4)	Incorporated by reference to Exhibit 3.6 to Registrant’s Annual Report on Form 10-K filed July 18, 2001.

(5)	Incorporated by reference to Exhibit 3.8 to Registrant’s Registration Statement on Form S-3 filed December 18, 2001 (File No. 333-75380).

(6)	Incorporated by reference to Exhibit 99.2 to Registrant’s Registration Statement on Form 8-A12G filed on September 27, 2002.

(7)	Incorporated by reference to Exhibit 3.3 to Registrant’s Registration Statement on Form S-3 filed May 18, 2005 (File No. 333-125034).

(8)	Incorporated by reference to Exhibit 3.11 to Registrant’s Annual Report on Form 10-K filed July 29, 2005.

(9)	Incorporated by reference to the same numbered exhibit to Registrant’s Registration Statement on Form S-1/A filed October 19, 1999 (File No. 333-87017).

(10)	Incorporated by reference to Exhibit 4.2 to Registrant’s Current Report on Form 8-K filed September 27, 2002.

(11)	Incorporated by reference to Exhibit 4.3 to Registrant’s Quarterly Report on Form 10-Q for the period ended October 31, 2001 filed December 12, 2001.

(12)	Incorporated by reference to the same numbered exhibit to Registrant’s Quarterly Report on Form 10-Q for the period ended October 31, 2003 filed December 10, 2003.

(13)	Incorporated by reference to Exhibit 4.8 to Registrant’s Current Report on Form 8-K filed October 17, 2006.

(14)	Incorporated by reference to Exhibit 10.3 to Registrant’s Registration Statement on Form S-1 filed September 13, 1999 (File No. 333-87017).

(15)	Incorporated by reference to Exhibit 99.1 to Registrant’s Registration Statement on Form S-8 filed May 23, 2005 (File No. 333-125147).

(16)	Incorporated by reference to Exhibit 10.21 to Registrant’s Annual Report on Form 10-K/A filed February 10, 2005.

(17)	Incorporated by reference to Exhibit 10.23 to Registrant’s Current Report on Form 8-K filed February 9, 2005.

(18)	Incorporated by reference to Exhibit 10.24 to Registrant’s Current Report on Form 8-K filed February 9, 2005.

(19)	Incorporated by reference to Exhibit 10.25 to Registrant’s Current Report on Form 8-K filed February 9, 2005.

(20)	Incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed June 14, 2005.

(21)	Incorporated by reference to Exhibit 99.2 to Registrant’s Registration Statement on Form S-8 filed May 23, 2005 (File No. 333-125147).

(22)	Incorporated by reference to Exhibit 99.1 to Registrant’s Current Report on Form 8-K filed October 19, 2005.

(23)	Incorporated by reference to Exhibit 10.35 to Registrant’s Current Report on Form 8-K filed January 3, 2006.

(24)	Incorporated by reference to Exhibit 10.36 to Registrant’s Current Report on Form 8-K filed October 17, 2006.

(25)	Incorporated by reference to Exhibit 10.37 to Registrant’s Current Report on Form 8-K filed October 17, 2006.

(26)	Incorporated by reference to Exhibit 10.36 to Registrant’s Current Report on Form 8-K filed March 27, 2007.

(27)	Incorporated by reference to Exhibit 10.37 to Registrant’s Current Report on Form 8-K filed March 27, 2007.

(28)	Incorporated by reference to Exhibit 10.38 to Registrant’s Current Report on Form 8-K filed March 27, 2007.

(29)	Incorporated by reference to Exhibit 21 to Registrant’s Annual Report on Form 10-K filed December 4, 2007.